Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of February 15, 2012, should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2011. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii)

there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 80.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, project plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the market and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean and Argentinean peso, British pound, Peruvian sol, Zambian kwacha and Papua New Guinean kina versus US dollar); changes in US dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, Zambia, Saudi Arabia, United Kingdom, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and the construction of capital projects; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or reserve grades; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to

BARRICK YEAR-END 2011	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Changes in Presentation of Non-GAAP Financial Performance Measures

We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” beginning on page 72 of our MD&A.

Adjusted Operating Cash Flow before Working Capital Changes

Starting in this MD&A, we are introducing “Adjusted operating cash flow before working capital” as a non-GAAP measure. We present adjusted operating cash flow before working capital changes as a measure which excludes working capital changes from adjusted operating cash flow. Management uses adjusted operating cash flow before working capital as a measure internally to evaluate the Company’s ability to generate cash flows from its mining operations.

Adjusted Operating Cash Flow

We have adjusted our adjusted operating cash flow to remove the effect of one time withholding tax payments and acquisition costs and working capital adjustments related to acquisitions. These items are not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow generating capability.

Adjusted Net Earnings

In 2011, we updated our adjusted net earnings measure to include the removal of the impact of changes in the discount rate on the measurement of the provision for environmental rehabilitation at our closed sites. This adjustment will result in a more meaningful measure of adjusted net earnings for investors and analysts to assess our current operating performance and to predict future operating results.

BARRICK YEAR-END 2011	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

BARRICK YEAR-END 2011	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS1

2011 Fourth Quarter and Year-End Results

	For the three months ended December 31		For the years ended December 31
($ millions, except where indicated)	2011	2010	2011	2010
Financial Data
Revenue	$ 3,789	$3,011	$ 14,312	$ 11,001
Net earnings[2]	959	961	4,484	3,582
Per share (“EPS”)[3]	0.96	0.97	4.49	3.63
Adjusted net earnings[4]	1,166	1,018	4,666	3,517
Per share (“adjusted EPS”)[3,4]	1.17	1.02	4.67	3.56
EBITDA[4]	1,998	1,770	8,376	6,521
Capital expenditures	1,320	1,311	4,973	3,778
Operating cash flow	1,224	866	5,315	4,585
Adjusted operating cash flow[4]	1,299	1,522	5,680	5,241
Adjusted operating cash flow before working capital changes[4]	1,405	2,044	5,819	5,242
Free cash flow[4]	68	327	1,082	1,870
Cash and equivalents			2,745	3,968
Adjusted debt[4]			13,058	6,392
Net debt[4]			$ 10,320	$ 2,427
Return on equity[4]	20%	22%	22%	20%

Operating Data

Gold
Gold produced (000s ounces)[5]	1,814	1,700	7,676	7,765
Gold sold (000s ounces)	1,865	1,831	7,550	7,742
Realized price ($ per ounce)[4]	$ 1,664	$ 1,368	$ 1,578	$ 1,228
Net cash costs ($ per ounce)[4]	$ 382	$ 278	$ 339	$ 293
Total cash costs ($ per ounce)[4]	$ 505	$ 440	$ 460	$ 409

Copper
Copper produced (millions of pounds)	143	82	451	368
Copper sold (millions of pounds)	135	103	444	391
Realized price ($ per pound)[4]	$ 3.69	$ 3.99	$ 3.82	$ 3.41
Total cash costs ($ per pound)[4]	$ 1.99	$ 1.08	$ 1.75	$ 1.10
[1]	The amounts presented in this table include the results of discontinued operations.
[2]	Net earnings represent net income attributable to the equity holders of the Company.
[3]	Calculated using weighted average number of shares outstanding under the basic method.
[4]

Adjusted net earnings, adjusted EPS, EBITDA, adjusted operating cash flow, adjusted operating cash flow before working capital changes, free cash flow, adjusted debt, net debt, return on equity, realized price, net cash costs and total cash costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 72 – 79 of this MD&A.

[5]	Production includes our equity share of gold production at Highland Gold.

FOURTH QUARTER FINANCIAL AND OPERATING HIGHLIGHTS

•

Net earnings for the fourth quarter were $959 million, which is in line with net earnings in the prior year period. This reflects the impact of impairment charges and investment write-downs totaling $187 million, one-time tax charges totaling $75 million, and higher gold and copper cost of sales, partially offset by higher gold and copper sales volumes and higher realized gold prices.

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•

Adjusted net earnings for the fourth quarter were $1,166 million, up 15% over the prior year period. The increase primarily reflects higher realized gold prices and higher gold and copper sales volumes, partially offset by higher gold and copper cost of sales and higher income tax expense.

•

EPS and adjusted EPS for the fourth quarter were $0.96 and $1.17, respectively, down 1% and up 15%, respectively, over the prior year period. The changes reflect the decrease in net earnings and increase in adjusted net earnings, respectively.

•	EBITDA for the fourth quarter was $1,998 million, up 13% over the prior year period, reflecting the same factors affecting net earnings, except for income tax expense.
•

Operating cash flow for the fourth quarter was $1,224 million, up 41% over the prior year period. The increase in operating cash flow primarily reflects payments related to the settlement of gold sales contracts of $656 million in 2010, partially offset by lower net earnings and a one-time withholding tax payment of $75 million in 2011.

•

Adjusted operating cash flow for the fourth quarter was $1,299 million, down 15% from the prior year period. The decrease in adjusted operating cash flow reflects lower net earnings and higher income taxes paid. Adjusted operating cash flow before working capital adjustments was $1,405 million, down $639 million from the prior year period.

•	Capital expenditures for the fourth quarter were $1,320 million, up 1% over the prior year period. The increases largely reflect higher project capital and minesite expansion expenditures.
•

Gold production for the fourth quarter was 1.8 million ounces, up 7% over the prior year period. Gold production increased primarily due to increases in production in North America and South America, partially offset by decreased production in ABG.

•	The realized gold price for the fourth quarter was $1,664 per ounce, up 22% over the prior year period, principally reflecting higher market gold prices.
•

Gold total cash costs for the fourth quarter were $505 per ounce, up 15% over the prior year period. The increase reflects increased direct mining costs, including higher labor, energy, maintenance and consumable costs.

•	Net cash costs for the fourth quarter were $382 per ounce, up 37% over the prior year period, primarily due to higher total cash costs and lower copper credits.
•

Copper production for the fourth quarter was 143 million pounds, up 74% over the prior year period, primarily due to the inclusion of production from Lumwana, which was acquired as part of the acquisition of Equinox on June 1, 2011.

•	Realized copper prices for the fourth quarter were $3.69 per pound, down 8% from the prior year period, primarily due to lower market copper prices.
•

Copper total cash costs for the fourth quarter were $1.99 per pound, up 84% over the prior year period. The increase was primarily due to the inclusion of higher cost production from Lumwana in the mix, which was acquired as part of the acquisition of Equinox on June 1, 2011. Total cash costs were also higher due to higher direct production costs and lower production levels at Zaldívar.

FULL YEAR FINANCIAL AND OPERATING HIGHLIGHTS

•

Net earnings for 2011 were $4,484 million, up 25% over the prior year. The increase reflects higher realized gold and copper prices and higher copper sales volumes, partially offset by higher gold and copper cost of sales, lower gold sales volumes, impairment charges and investment write-downs, as well as higher income tax expense.

•

Adjusted net earnings for 2011 were $4,666 million, up 33% over the prior year. The increase primarily reflects higher realized gold and copper prices and higher copper sales volumes, partially offset by higher gold and copper cost of sales, lower gold sales volumes and higher income tax expense.

•

EPS and adjusted EPS for 2011 were $4.49 and $4.67, respectively, up 24% and 31%, respectively, over the prior year. The increases for the year reflect the increases in both net earnings and adjusted net earnings.

•	EBITDA for 2011 was $8,376 million, up 28% over the prior year. The increase in EBITDA reflects the same factors affecting net earnings, except for income tax expense.
•

Operating cash flow for 2011 was $5,315 million, up 16% over the prior year. The increase in operating cash flow was primarily due to higher net earnings, partially offset by higher income tax payments, including tax payments totaling about $480 million made in 2011 related to the final 2010 income tax liability.

•

Adjusted operating cash flow for 2011 was $5,680 million, up 8% over the prior year. Adjusted operating cash flow increased for the same reasons as operating cash flow. Adjusting items in 2011 include: one-time costs related to the Equinox acquisition of $204 million and withholding tax payments of $161 million. Adjusted operating cash flow before changes in working capital was $5,819 million, up 11% over the prior year.

BARRICK YEAR-END 2011	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Capital expenditures were $4,973 million, up 32% over the prior year. Capital expenditures attributable to Barrick for 2011 were $4,598 million, up 36% over the prior year. The increase reflects higher project capital expenditures and an increase in minesite expansion, minesite sustaining and open pit and underground development expenditures.

•

Gold production for 2011 was 7.7 million ounces, down slightly from the prior year. Gold production decreased for the year primarily due to decreases in production in South America, Australia Pacific and ABG, partially offset by increased production in North America.

•	Realized gold prices for 2011 were $1,578 per ounce, up 29% over the prior year, principally as a result of higher market gold prices.
•

Gold total cash costs for 2011 were $460 per ounce, up 12% over the prior year. The increase reflects higher direct mining costs, particularly higher labor, energy, maintenance and consumable costs, as well as the impact of lower production levels in South America, our lowest cost RBU, which resulted in higher consolidated unit production costs, partially offset by an increase in capitalized production phase stripping costs,.

•	Net cash costs for 2011 were $339 per ounce, up 16% over the prior year, primarily due to higher total cash costs.
•

Copper production for 2011 was 451 million pounds, up 23% over the prior year, primarily due to the inclusion of production from Lumwana which was acquired as a result of the acquisition of Equinox on June 1, 2011, partially offset by lower production in Zaldívar and the impact of the divestiture of Osborne in the third quarter of 2010.

•	Realized copper prices for 2011 were $3.82 per pound, up 12% over the prior year, primarily reflecting higher average market copper prices.
•

Copper total cash costs for 2011 were $1.75 per pound, up 59% over the prior year. The increase reflects higher direct production costs and lower production levels at Zaldívar and the impact of including higher cost production from Lumwana in the mix.

BARRICK YEAR-END 2011	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Overview

Barrick’s vision is to be the world’s best gold mining company by finding, acquiring, developing and producing gold in a safe, profitable and socially responsible manner. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold to various manufacturers and traders.

Barrick’s market capitalization, annual gold production and gold reserves are the largest in the industry. We also produce significant amounts of copper and have significant silver reserves contained within our gold reserves at our Pascua-Lama project. Our large mineral inventory provides significant optionality to metal prices, which supports mine life extension and expansion investment opportunities.

[1]	Based on Fiscal 2011 results.

We are targeting to increase our annual gold production to nine million ounces by 2016. The significant drivers of this production growth include our Pueblo Viejo and Pascua-Lama projects, as well as various expansionary opportunities at our existing operating mines. We are targeting to increase our annual copper production to about 1 billion pounds by 2017 as a result of the start-up of Jabal Sayid and expansion opportunities at Zaldívar and Lumwana. We produced about 3.4 million ounces of silver as a by-product in 2011. We are targeting to increase our annual silver production to about 50 million ounces by 2016.

Our targeted production levels do not include production from Cerro Casale, Donlin Gold through 2016/2017, the Turquoise Ridge expansion or Goldrush/Red Hills gold discoveries due to the extended permitting and construction timelines for these projects.

We manage our business through seven primary business units: four regional gold businesses, a global copper business, an oil & gas business and a Capital Projects business. This structure enables each business unit to customize corporate strategies to meet the unique conditions in which they operate. For gold, we manage our operations using a geographical business unit approach, with producing mines concentrated in three regional business units (“RBUs”): North America, South America and Australia Pacific, each of which is led by its own Regional President. We also hold a 73.9% equity interest in African Barrick Gold (“ABG”), which includes our previously held African gold mines and exploration properties. We established our global copper business unit in the fourth quarter of 2011 to manage our copper business in a manner that maximizes the value of the Company’s copper assets. Our oil & gas business, managed by Barrick Energy, provides an economic hedge against our exposure to oil prices and also provides support for energy-saving initiatives undertaken by our other business units. Our Capital Projects business, distinct from our other business units, focuses on managing feasibility studies and construction of our major capital projects, while our operating business units manage feasibility studies and construction of mine expansion projects at existing operating mines. Our business unit structure adds value by enabling the realization of operational efficiencies, allocating resources to individual mines/projects more effectively and understanding and better managing the local business environment, including labor, consumable costs and supply and government and community relations.

BARRICK YEAR-END 2011	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

The newly created copper business unit has been given the primary responsibility and accountability for managing our copper business, which includes the Zaldívar and Lumwana mines, and the Jabal Sayid, Reko Diq and Kabanga projects. The copper business unit’s long-term strategy is to maximize the value of these important assets by providing strategic oversight of copper production and marketing, the adoption of best

We have operating mines or projects in Canada, the United States, the Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Zambia, Saudi Arabia, Pakistan and Tanzania. The geographic split of gold production for the year ended December 31, 2011 was as follows:

In addition, our gold reserves and resources are situated primarily in geopolitically secure countries, with approximately 66% of our gold reserves located in investment grade1 countries, including the United States, Chile, Australia, Peru, and Canada. This provides a lower overall risk profile.

[1]	Based on the most recent public information as at date noted.
[1]	Defined as being rated BBB- or higher by S&P.

practices in mining throughout the portfolio of mines/projects, as well advancing value creation opportunities within the copper business, such as the Lumwana and Zaldívar expansion opportunities.

[1]	Based on Fiscal 2011 results.

Increasing Gold and Copper Reserves through Exploration and Selective Acquisition

Acquisition of Equinox Minerals Limited

In April 2011, we announced an offer to acquire all of the issued and outstanding common shares of Equinox Minerals Limited (“Equinox”) for an all-cash offer of C$8.15 per share. This strategic, all-cash transaction was accomplished without issuing equity or diluting our shareholders’ exposure to gold and has added two attractive copper assets to our portfolio. On June 1, 2011, we had acquired 83% of the shares, thus obtaining control. We began consolidating operating results, including cash flows, from this date onwards. On July 19, 2011, we acquired 100% of the issued and outstanding common shares for total cash consideration of $7.482 billion. Equinox’s primary asset is the Lumwana copper mine, a high-quality, long-life property in the highly prospective Zambian Copperbelt

BARRICK YEAR-END 2011	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

region. Equinox’s other significant asset is the Jabal Sayid copper project in Saudi Arabia, which is currently in construction and is expected to enter production in 2012. This acquisition was funded through our existing cash balances and $6.5 billion in new debt issued during 2011. The contribution of Equinox operations has been consolidated into Barrick’s results from June 1, 2011 onwards as part of our newly formed copper business unit.

Gold discoveries in Nevada

In Nevada, recent drilling continues to grow the potential at Red Hill/Goldrush. At Red Hill, a resource of 1.27 million ounces was calculated in the indicated category and 3.30 million ounces in the inferred category2, and the resource remains open in multiple directions. Step-out holes have intersected mineralization a further 2,800 feet north beyond the initial 2010 resource as well as extended mineralization at least 1,000 feet to the southwest. Highlights of major step-out drilling include 90 feet at 0.15 ounces per ton (opt), 120 feet at 0.32 opt, 20 feet at 1.18 opt, and 110 feet at 0.12 opt. Infill drilling between the deposits has shown that Red Hill and Goldrush merge into a single deposit. A small portion of the Goldrush deposit had sufficient drill density to report an initial inferred resource of 2.45 million ounces2. The step-out drilling continues to suggest a high likelihood of major resource expansion. A total of 468,000 feet of drilling ($64 million) is planned at Red Hill/Goldrush in 2012 to test the full extent of the mineralized system and further expand and upgrade the resource base and a scoping study has commenced.

Gold and Copper Reserves and Resources Update3

Barrick replaced proven and probable gold reserves to an industry leading 139.9 million ounces at the end of 2011, based on a $1,200 per ounce gold price, and also has measured and indicated gold resources of 80.4 million ounces and inferred gold resources of 40.2 million ounces, based on a $1,400 per ounce gold price2. With the addition of Lumwana and Jabal Sayid, copper reserves nearly doubled from 6.5 billion pounds to 12.7 billion pounds, measured and indicated copper resources

[2]

Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, approximately 2.15 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 161 to 166 of Barrick’s 2011 Year-End Report.

[3]	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 161 to 166 of this Financial Report.

rose 17% to 15.3 billion pounds and inferred copper resources increased 117% to 19.9 billion pounds based on a $2.75 per pound copper price and a $3.25 per pound copper price2, respectively.

New Financing and Capital Structure Developments

During 2011 we increased our outstanding debt by $6.5 billion to fund the cost of the Equinox acquisition. In May 2011, we entered into a new $2 billion revolving credit facility with an interest rate of LIBOR plus 1.25%. In June 2011, we drew $1 billion on this credit facility. In May 2011, we drew $1.5 billion on our previously existing revolving credit facility and in June 2011, we issued an aggregate of $4.0 billion in debt securities.

In January 2012, we entered into a credit facility of $4 billion, which matures in 2017 to replace our $2 billion facility that was scheduled to mature in 2016 and also to augment our overall credit capacity. Coincident with this agreement becoming effective, we terminated our $2 billion facility that was obtained in April 2011 and transferred the $1 billion drawn on the $2 billion facility to the new $4 billion facility.

Returning Capital to Shareholders

As a result of our positive outlook on the gold price, our strong financial position and robust operating cash flow, Barrick’s Board of Directors authorized an annual dividend increase from $0.48 per common share to $0.60 per common share4 in October, 2011. Over the last five years, Barrick has had a consistent track record of returning capital to shareholders, increasing its dividends by more than 170%5 on a quarterly basis.

Investing in and Developing High Return Projects

Projects in Construction

Pueblo Viejo

At the Pueblo Viejo project in the Dominican Republic, first production continues to be expected in mid-2012 and overall construction is currently about 90% complete. At the end of Q4, approximately 85% of the expected total mine construction capital of $3.6 -$3.8 billion6 (100% basis) or $2.2 -$2.3 billion (Barrick’s 60% share) had been committed. About 13 million tonnes of ore, representing approximately 1.4 million contained gold ounces, has been stockpiled to date. Construction

[4]

The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on our financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

[5]	Calculated based on converting the 2006 semi-annual dividend of 11 cents per share to a quarterly dividend.
[6]	Based on gold and oil price assumptions of $1,300/oz and $100/bbl, respectively.

BARRICK YEAR-END 2011	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

of the tailings facility progressed during Q4 with the receipt of approvals to re-commence construction. The oxygen plant is expected to undergo pre-commissioning testing in Q1 2012, with the first two autoclaves undergoing pre-commissioning in Q2 2012. Construction of the transmission line connecting the site to the national power grid was completed during Q4 2011, and the inter-connect to the grid has been achieved. As part of a longer-term, optimized power solution for Pueblo Viejo, the Company has started early works to construct a dual fuel power plant at an estimated incremental cost of approximately $300 million (100% basis). The power plant would commence operations utilizing heavy fuel oil, but have the ability to subsequently transition to lower cost liquid natural gas. The new plant is expected to provide lower-cost, long-term power to the project.

Pueblo Viejo is expected to contribute approximately 100,000-125,000 ounces to Barrick at total cash costs of $400-$500 per ounce7 in 2012 as it ramps up to full production in 2013. Barrick’s 60% share of annual gold production in the first full five years of operation is expected to average 625,000-675,000 ounces at total cash costs of $300-$350 per ounce8.

Jabal Sayid

Overall construction of the Jabal Sayid copper project in Saudi Arabia was about 75% complete at the end of Q4. Subject to receipt of final approvals, the operation is expected to enter production in the second half of 2012 at total construction capital of approximately $400 million, of which 85% had been committed at the end of Q4. Underground mine development for first ore production and concrete works was completed in Q4 and bulk earthworks were about 90% complete. Jabal Sayid is expected to produce 35-45 million pounds of copper in 2012 at total cash costs of $2.15 -$2.50 per pound9. Average annual production from Lodes 2 and 4 is expected to be 100-130 million pounds over the first full five years of operation at total cash costs of $1.50 -$1.70 per pound. Results from recent drilling beneath Lode 4 demonstrate that the width of mineralization towards the base of the current resource model had been

[7]

Based on 2012 gold and oil price assumptions of $1,700/oz and $100/bbl, respectively. The 2012 total cash cost estimate is dependent on the rate at which production ramps up after commercial levels of production are achieved. A change in the efficiency of the ramp up could have a significant impact on this estimate.

[8]	Based on gold and oil price assumptions of $1,300/oz and $100/bbl, respectively.
[9]

Based on 2012 copper and gold price assumptions of $3.50/lb and $1,700/oz, respectively. The 2012 total cash cost estimate is dependent on the rate at which production ramps up after commercial levels of production are achieved. A change in the efficiency of the ramp up could have a significant impact on this estimate.

underestimated by lack of drilling. In addition to the previous intercept of 111 meters grading 2.67% copper, recent drilling has intersected 119 meters at 1.2% copper. This area will be the focus of ongoing drilling and resource/reserve upgrades and additions in 2012.

Pascua-Lama

At the Pascua-Lama project, approximately 55% of the previously announced pre-production capital of $4.7 -$5.0 billion10 has been committed and first production is expected in mid-2013. The project is being impacted by labor and commodity cost pressures as a result of inflation, competition for skilled labor, the impact of increased Argentinean customs restrictions on equipment procurement and lower than expected labor productivity.

In Chile, earthworks were about 95% complete at the end of Q4, and in Argentina, earthworks construction was approximately 65% complete at year end. Approximately 40% of the concrete has been poured at the processing facilities in Argentina and about 15% of the structural steel has been erected to date. Occupancy of the construction camps in Chile and Argentina continues to ramp up with 6,500 beds available by the end of 2011. The camps are expected to reach their full capacity of 10,000 beds in mid-2012. Average annual gold production from Pascua-Lama is expected to be 800,000–850,000 ounces in the first full five years of operation at negative total cash costs of $225-$275 per ounce10 based on a silver price of $25 per ounce. For every $1 per ounce increase in the silver price, total cash costs are expected to decrease by about $35 per ounce over this period.

Projects in Feasibility

Cerro Casale

At the Cerro Casale project in Chile, basic engineering was completed on schedule in Q4. The EIA permitting process is anticipated to be completed by the end of 2012, after which Barrick will consider a construction decision, commencement of detailed engineering and sectoral permitting. Ongoing consultation with the government, local communities and indigenous groups is continuing in parallel with permitting.

Barrick’s 75% share of average annual production is anticipated to be 750,000-825,000 ounces of gold and 190-210 million pounds of copper in the first full five years of operation at total cash costs of $200-$250 per

[10]	Based on gold, silver and oil price assumptions of $1,300/oz, $25/oz and $100/bbl, respectively, and assuming a Chilean peso f/x rate of 475:1.

BARRICK YEAR-END 2011	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

ounce11. Estimated total mine construction capital is approximately $6.0 billion (100% basis)10,12 .

Donlin Gold

At the 50%-owned Donlin Gold project in Alaska, the revised feasibility study, which includes updated costs and the utilization of natural gas, has been completed and acceptance of the study by the Board of Donlin Gold LLC is expected in the first half of 2012. Mine construction capital is expected to be approximately $6.7 billion (100% basis)13, which includes a natural gas pipeline that is anticipated to lower long-term power costs and offer a better environmental and operational solution for power connection to the site. Permitting is expected to commence following approval by the Board of the revised feasibility study. Donlin Gold is anticipated to produce about 1.5 million ounces of gold annually (100% basis) in its first full five years of operation.

Lagunas Norte Sulfides Expansion

A scoping study was completed on the Lagunas Norte deep sulfide potential in 2011 and the project is undergoing metallurgical and geotechnical work as part of a prefeasibility study, which is anticipated to be completed by year end 2012. This expansion opportunity has the potential to benefit life of mine production starting as early as 2016.

Zaldívar Sulfides Expansion

A scoping study has also been completed on the Zaldívar deep sulfides and a prefeasibility study is expected by year end 2012. Although this project is in the early stages, this expansion opportunity has the potential to benefit life of mine production starting as early as 2017 and significantly extend the mine life.

Lumwana Expansion

At Lumwana, activity has been ramped up with 17 drill rigs on the property focusing on resource definition drilling at Chimiwungo to convert inferred resources into the indicated category and step-out drilling to the south and east to extend the mineralization. Drilling to date has confirmed the thickened eastern shoot of Chimiwungo and selected highlights include 44 meters grading 1.00% copper, 44 meters at 1.07%, 41 meters at 0.80%, 37 meters at 0.91% and 20 meters at 1.60%. In addition to these strong results within the resource area, drilling further to the east is intersecting shallower than expected mineralization. A prefeasibility study on an

[11]	Based on gold, copper, and oil price assumption of $1,300/oz, $3.25/oz and $100/bbl, respectively and assuming a Chilean peso f/x rate of 475;1.
[12]	Based on Q2 2011 prices and does not include escalation for inflation.
[13]	Based on Q2 2011 prices and does not include escalation for inflation.

expansion that could potentially double processing rates at Lumwana is expected to be completed by year end 2012.

Turquoise Ridge Expansion

At the 75%-owned Turquoise Ridge mine in Nevada, work is advancing on the potential to develop a large-scale open pit in order to mine the lower grade halo around the high-grade underground ore, which could significantly increase annual production. Work in 2012 will focus on resource conversion, mine planning, environmental data collection, geotechnical and hydrologic evaluation, metallurgical and trade-off studies for processing as part of the prefeasibility study, which is expected to be completed by the end of 2012. Twelve drill rigs are currently active on the property and the focus of open pit drilling is on upgrading resources. Additionally, surface drilling has intersected new mineralization, particularly in the shallower south area of the planned pit, which could positively impact economics. Underground drilling is also yielding strong results, intersecting higher grades than expected in some areas, and zones are open up-dip and to the northwest.

Hemlo Expansion

We have identified an opportunity at our Hemlo mine to expand the open pit and extend the mine life by up to 10 years. We are currently working on the feasibility study, which is expected to be completed in early 2012.

Adoption of IFRS

We adopted IFRS effective January 1, 2011. The financial results discussed in this MD&A were prepared in accordance with IFRS, including the relevant prior year comparative amounts. Under IFRS, certain costs such as production phase waste stripping costs and exploration and evaluation costs can be capitalized where there is probable future economic benefit. As a result, the conversion to IFRS resulted in a decrease in operating costs, an increase in net assets and an increase in operating cash flow and capital expenditures compared to equivalent results if presented in accordance with US GAAP. Certain figures within this MD&A are presented under US GAAP and have been labeled accordingly. For a discussion of our significant accounting policies, refer to note 2 of the Consolidated Financial Statements.

Economic, Fiscal and Legislative Developments

The current global economic situation has impacted Barrick in a number of ways. The response from many governments to the ongoing economic crisis has led to continuing low interest rates and a reflationary

BARRICK YEAR-END 2011	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

environment that has been generally supportive of higher commodity prices. The long-term fundamentals for gold remain strong and are supported by a number of factors including ongoing risks to the European financial system, central bank buying for reserve diversification purposes and strong investment and retail demand from consumers in developing countries. Gold and copper market prices in particular (refer to Market Review section of this MD&A for more details) have been key drivers of higher income and operating cash flows for Barrick. During the year, the market prices for these metals were extremely volatile. During 2011, gold prices achieved a series of successive all-time nominal highs. Copper prices also reached an all-time high during 2011, but declined significantly in the second half, closing at $3.43 per pound, which was down compared to the 2010 closing price of $4.42 per pound.

The fiscal pressures currently experienced by many governments have resulted in a search for new sources of revenues, and the mining industry, which is generating significant profits and cash flow in this high metal price environment, is facing the possibility of higher income taxes and royalties. The Australian Mineral Resources Rent Tax (“MRRT”), which if enacted will apply from July 1, 2012 is one example. While the MRRT currently does not apply to our gold operations, there has been a degree of political agitation to extend the legislation to include gold mining. We continue to monitor and consider any developments related to this legislation. In addition, in order to finance reconstruction stemming from the devastating 2010 earthquake, the Chilean government enacted a temporary first tier income tax increase from 17% to 20% in 2011 and 18.5% in 2012 as well as a new elective mining royalty. In January 2011 we adopted the new royalty. The impact on the Company of the temporary income tax rate increase and the elective mining royalty on 2011 income tax expense were about $18 million and $8 million, respectively.

The Peruvian government enacted new tax legislation, effective October 1, 2011, which will apply specifically to mining operations. The tax rates will apply differently depending on whether or not a mining company has a stabilization agreement in effect. The impact to the Company from the new tax legislation has resulted in an increase in income tax expense of $12 million in fourth quarter 2011. On an annualized basis, we expect income tax expense to increase by about $23 million per year over the next couple of years.

In September 2011, Zambia elected a new leader, Michael Sata of the Patriotic Front party. Part of Mr. Sata's campaign platform was to ensure the state receives more economic benefits from its mining sector. The new Zambian Government has since announced a change in the mining tax regime to increase the royalty rate from 3% to 6%. The new rate, which has been enacted, will be effective from April 1, 2012.

On October 26, 2011, the Argentinean government announced by Decree 1722 the obligation for companies producing crude oil, natural gas, and mining to repatriate and convert into Argentinean pesos, on the Single and Free Foreign Exchange Market, all foreign currencies resulting from export transactions. The Bank Transaction Tax (“BTT”) resulting from the conversion of foreign currencies to pesos is 0.6% and is applicable to all currency transactions that would otherwise have been executed using offshore funds. We do not expect the BTT to have a significant impact on Veladero and Pascua Lama. Both Veladero and Pascua-Lama acquired stability rights in Argentina before Decree 1722/2011, which we believe should provide protection against changes to our stabilized foreign exchange regimes. The Argentinean Mining Investment Law N°24.196 grants tax and foreign exchange stability for a 30 year term to mining companies that file a feasibility study for a mining project.

The Australian government has enacted its carbon tax scheme with a commencement date of July 1, 2012. The carbon price will be set at AUD $23 per tonne of carbon until June 30, 2015 and will apply to the top 500 high-emitting companies. We have completed a preliminary assessment and expect the impact of complying with the legislation to be an increase in our total gold cash costs of approximately $3 per ounce on a consolidated basis and approximately $12 per ounce for the regional business unit on an annualized basis.

On November 15th, 2011 the Government of Balochistan rejected the mining lease application for our Reko Diq copper-gold project in Pakistan. We believe that we have a sound legal basis to support our entitlement to secure a mining lease and we are actively pursuing the enforcement of our legal rights through both the International Center for Settlement of Investment Disputes and the International Chamber of Commerce, as well as through an administrative appeal under the Balochistan Mineral Rules. The carrying value of our investment in Reko Diq is $121 million.

BARRICK YEAR-END 2011	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook for 2012

2012 Guidance Summary

	2011 Actual	2012 Guidance
Gold production and costs
Production (millions of ounces)[1]	7.7	7.3 -7.8
Cost of sales[2]	5,127	5,800 - 6,200
Gold unit production costs
Total cash costs ($ per ounce)[3]	460	520 - 560
Net cash costs ($ per ounce)[4]	339	400 - 450
Depreciation ($ per ounce)[5]	154	185 - 195
Copper production and costs
Production (millions of pounds)	451	550 - 600
Cost of sales[6]	949	1,400 - 1,600
Copper unit production costs
Total cash costs ($ per pound)	1.75	1.90 - 2.20
Depreciation ($ per pound)	0.38	0.50 - 0.60
Other depreciation[7]	50	65 - 75
Exploration and evaluation expense	352	380 - 410
Exploration[8]	217	260 - 280
Evaluation[9]	135	120 - 130
Corporate administration	166	165 - 175
Other expense[10]	576	425 - 450
Other income[11]	248	15 - 20
Finance income	13	10 - 15
Finance costs	199	200 - 225
Capital expenditures:
Minesite sustaining	980	1,200-1,300
Open pit and underground mine development[12]	842	850 - 925
Minesite expansion[12,13]	529	850 - 925
Capital projects[14]	2,247	2,600 - 2,750
Total capital expenditures	4,598	5,500 - 5,900
Effective income tax rate[15]	33%	32%

[1]	Guidance for gold production reflects Barrick’s equity share of production from ABG (73.9%), Pueblo Viejo (60%).
[2]

Cost of sales applicable to gold includes depreciation expense and cost of sales applicable to the outside equity interests in ABG. Guidance for cost of sales reflects the full 100% consolidation of ABG gold sales. Cost of sales guidance does not include proceeds from by-product metal sales or the net contribution from Barrick Energy, whereas guidance for gold total cash costs and gold net cash costs do reflect these items.

[3]

Gold total cash costs includes expected proceeds of approximately $140 million (2011: $155 million) from the sale of by-product metals and the net contribution of approximately $156 million from Barrick Energy (2011: $117 million). Copper total cash costs includes expected proceeds of approximately $8 million from the sale of by-product metals (2011: $3 million).

[4]	Assuming a realized copper price of $3.50 per pound.
[5]	Includes depreciation expense related to Barrick Energy.
[6]	Cost of sales applicable to copper includes depreciation expense and excludes the amortization of the Lumwana inventory fair value adjustment at acquisition (2011: $34 million)
[7]	Represents depreciation for the Corporate and Regional Business Unit offices.
[8]

Total exploration expenditures in 2012 are expected to be between $450 - $490 million including $260 - $280 million (2011: $217 million) in exploration expense and $190 - $210 million (2011: $133 million) in capitalized exploration costs. The capitalized exploration costs are included in the guidance for open pit and underground mine development and minesite expansion capital expenditures, as appropriate.

[9]

Represents Barrick’s share of evaluation expenditures. Includes expected costs of $4 million for Kabanga and Donlin Gold (2011: $2 million) that will be classified under “income (loss) from equity investees”.

[10]

Other expense is expected to be lower in 2012 as 2011 costs include special items of approximately $149 million in other expense, primarily due to acquisition costs, and the effect of discount rate changes on environmental provisions at closed sites.

[11]	Other income is expected to be lower in 2012 as 2011 income includes approximately $224 million in other income due to the gain on sale of certain assets and investments.
[12]	Includes capitalized exploration costs.
[13]	Represents Barrick’s share of minesite expansion capital expenditures. Includes capitalized interest of about $115 to $120 million (2011: $39 million).
[14]	Represents Barrick’s share of project capital expenditures including capitalized interest of about $375 million in 2012 (2011: $343 million).
[15]	Excludes the impact of one time dividend withholding tax in 2011 of $87 million.

2012 Guidance Analysis

Production

We prepare estimates of future production based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production may vary from these estimates due to a number of operational factors, including whether the volume and/or grade of ore mined differs from estimates, which could occur because of changing mining rates, ore dilution, varying metallurgical and other ore characteristics, and/or short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Certain non-operating factors may also cause actual production to vary from guidance, including litigation risk, the regulatory environment and the impact of global economic conditions. Mining rates are also impacted by various risks and hazards inherent at each operation, including natural phenomena, such as inclement weather conditions, floods and earthquakes, and unexpected civil disturbances, labor shortages or strikes.

We expect 2012 gold production to be about 7.3 to 7.8 million ounces. Our gold production mix is expected to change as a result of higher production in North America that is offset by lower production in South America. The production mix within North America is also expected to change due to the commencement of operations at Pueblo Viejo in the Dominican Republic in the second half of the year and an increase in ore tons mined and processed at Goldstrike as the mine completed a stripping phase towards the end of 2011. This is expected to be partially offset by lower

BARRICK YEAR-END 2011	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

production at Cortez due to a decline in open pit ore grade. South America production is expected to be lower than 2011 levels, primarily due to lower ore grades at Veladero and decreased production at Pierina. Production at Australia Pacific is expected to be consistent with 2011 levels and production at ABG is expected to be slightly higher than 2011, primarily due to higher ore grades at North Mara.

Copper production is expected to increase from 451 million pounds in 2011 to about 550 to 600 million pounds in 2012, as a result of a full year of production from Lumwana and the mid-year start up of Jabal Sayid. Production at Zaldívar is expected to remain at levels similar to 2011.

Revenues

Revenues include consolidated sales of gold, copper, oil and metal by-products. Revenues from oil and metal by-products are reflected in our guidance for gold total cash costs. Revenues from gold and copper reported in 2012 will reflect the sale of production at market gold and copper prices and the impact of copper floor price contracts. Barrick does not provide guidance on 2012 gold and copper prices.

Cost of Sales, Net Cash Costs and Total Cash Costs

We prepare estimates of cost of sales, net cash costs and total cash costs based on expected costs associated with mine plans that reflect the expected method by which we will mine reserves at each site. Cost of sales, net cash costs and total cash costs per ounce/pound are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and stripping costs incurred during the production phase of the mine. In the normal course of our operations, we attempt to manage each of these risks to mitigate, where possible, the effect they have on our operating results.

Cost of sales applicable to gold is expected to be in the range of $5.8 to $6.2 billion, compared to $5.1 billion in 2011. The increase is primarily due to the commencement of operations at Pueblo Viejo, higher total ore tons mined, lower waste tons mined that are eligible for capitalization and inflationary cost pressures on labor and other input costs.

Total cash costs are expected to be in the range of $520 to $560 per ounce, up from $460 per ounce in 2011. The increase in 2012 principally reflects a change in production mix from lower-cost ore sources to higher-cost ore sources, both between and within mine sites. Additionally, we expect to capitalize less waste stripping costs as a result of Goldstrike and Cortez completing substantial stripping campaigns in 2011. Labor cost is increasing due to a combination of significant inflation in certain parts of South America, market adjustments for skilled labor in North America, Australia and Africa and planned hiring at some of our operations. Gas and electricity costs are also higher, principally due to significantly higher natural gas prices at Porgera as a result of the expiration of a long-term contract at the end of 2011. Other cost pressures include the changes in our effective currency hedge rates from 2011 to 2012 and higher royalties due to higher realized gold prices.

Cost of sales applicable to copper is expected to be in the range of $1,400 to $1,600 million, compared to $949 million in the prior year. Total cash costs are expected to be in the range of $1.90 to $2.20 per pound for copper, up from total cash costs of $1.75 per pound in 2011. The increase in cost of sales and total cash costs is primarily a result of the impact of a full year’s contribution from Lumwana, an increase to the Zambian government royalty rate, the start-up of Jabal Sayid and higher costs at Zaldívar, primarily due to an increase in market prices for sulfuric acid.

Net gold cash costs are expected to be in the range of $400 to $450 per ounce, assuming an average market copper price of $3.50 for 2012 and the impact of copper hedge contracts.

Exploration and Evaluation

Exploration and Evaluation (“E&E”) costs will be classified under both the “exploration and evaluation” line and the “loss from equity investees” line on our consolidated statements of income. The timing of the funding provided to equity investees for E&E expenditures and the recognition of the related income or expense as loss from equity investees in our consolidated statement of income may vary. The funding is initially recorded as an increase in the carrying amount of our investment. Our share of expenses is recognized when the expenditures are incurred by the equity investee.

We expect to expense approximately $380 to $410 million of E&E expenditures in 2012. Costs primarily reflect ongoing minesite reserve and resource development programs, principally at Red Hill and Goldrush, Goldstrike, Lumwana, Kanowna, and Veladero. E&E expenses also include our share of non-capitalizable project costs at Pueblo Viejo, Pascua-Lama and Cerro Casale and costs classified under income (loss) from equity investees.

BARRICK YEAR-END 2011	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Costs

Finance costs primarily represent interest expense on long-term debt. We expect higher finance costs in 2012, primarily due to higher gross interest costs on debt issued to finance the Equinox acquisition in mid-2011. Capitalized interest for 2012 is similar to 2011 as higher interest capitalized on Pascua Lama and Cerro Casale is offset by lower capitalized interest at Pueblo Viejo and Jabal Sayid once these mines commence production in 2012.

Capital Expenditures

Total capital expenditures for 2012 are expected to be in the range of $5.5 to $5.9 billion. The level of spend is higher in 2012, primarily due to construction activity at Pascua-Lama and Jabal Sayid and higher minesite expansion expenditures. We expect the level of spending on capital projects to decline in 2013 to about $1.7 billion following the completion of Pueblo Viejo and Jabal Sayid in 2012 and Pascua Lama in mid-2013.

Minesite Sustaining

Sustaining capital expenditures are expected to increase from 2011 expenditure levels of $980 million to about $1,200 to $1,300 million, mainly due a full year of expenditures at Lumwana, and the inclusion of sustaining capital expenditures at Pueblo Viejo.

Open pit and underground mine development

Open pit and underground mine development capital includes capitalized waste stripping, underground mine development and exploration drilling expenditures that meet our criteria for capitalization. In 2012, expenditures primarily relate to mine development activities at Goldstrike, Cortez, North Mara, Veladero, Porgera and Granny Smith. Expenditures are expected to increase slightly from 2011 levels, primarily due to higher expenditures in South America from increased mine development activities at Veladero, and in ABG due to higher strip ratios and higher costs at Buzwagi and North Mara. These increases are partly offset by lower expenditures expected in North America, where both Goldstrike and Cortez completed a period of high waste stripping in 2011 as anticipated in their life of mine plans.

Minesite Expansion

The expected increase in expansion capital relates to various projects at Pueblo Viejo, Goldstrike, Cortez and Turquoise Ridge in North America, Lagunas Norte in South America and Lumwana. At Pueblo Viejo, $240 million (100% basis) or $144 million (Barrick’s share) of 2012 expenditures relate to the construction of a dual fuel power plant at Pueblo Viejo at an estimated incremental total cost of approximately $300 million (100% basis) or $180 million (Barrick share). The increase also reflects capitalized exploration costs to advance the expansion project at Turquoise Ridge.

Capital Projects

The expected increase in our share of capital project capital expenditures from $2,247 million in 2011 to $2,600 to $2,750 million in 2012 is mainly due to the construction activity at Pascua-Lama, partly offset by lower capital project capital expenditures at Pueblo Viejo as this project commences operation in mid-2012.

Project Capital Expenditures

($ millions)	2011 Actual	2012 Guidance
Pueblo Viejo (60% basis)	$ 521	$400 - $425
Pascua-Lama	1,191	$1,600 - $1,675
Cerro Casale (75% basis)	83	$50 - $75
Jabal Sayid	105	$125 - $150
Other	4	~$50
Capitalized interest	343	~$375
	$2,247	$2,600 - $2,750

Income Taxes

Our underlying expected effective tax rate of 32% excludes the impact of currency translation gains/losses and changes in the recognition of deferred tax assets.

Based on our current outlook assumptions, cash tax payments in 2012 are expected to be consistent with 2011. Cash tax payments in 2012 are expected to be the highest in the second quarter due to the settlement of some 2011 liabilities and operating cash flow will be reduced accordingly.

BARRICK YEAR-END 2011	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook Assumptions and Economic Sensitivity Analysis

	2012 Guidance Assumption		Hypothetical Change	Impact on Total Cash Costs	Impact on EBITDA (millions)
Gold revenue	$1,700/oz	[1]	$50/oz	n/a	$375 - $400
Copper revenue[2]	$3.50/lb	[1]	$0.25/lb	n/a	$72
Gold total cash costs
Gold price effect on royalties	$1,700/oz		$50/oz	$1.25/oz	$10
WTI crude oil price[3]	$100/bbl		$10/bbl	$0.25/oz	$2
Australian dollar exchange rate[3]	1 : 1		10%	$0/oz	$0
Copper total cash costs
WTI crude oil price	$100/bbl		$10/bbl	$0.01/lb	$6
Chilean peso exchange rate[3]	500 : 1		10%	$0/lb	$0

[1]

We have assumed a gold price of $1,700 per ounce and copper price of $3.50/lb, which are consistent with current market prices. This assumption does not represent a forecast of what we expect gold or copper prices to average in 2012.

[2]

We have put in place floor protection on just under half of our expected copper production for 2012 at an average floor price of $3.75 per pound and can fully participate in copper price upside. At prices above $3.75 per pound, the impact on EBITDA of a $0.25/lb change in the copper price is approximately $140 million.

[3]	Due to hedging activities we are largely protected against changes in these factors.

BARRICK YEAR-END 2011	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

STRATEGY, KEY RISK FACTORS AND MARKET REVIEW

Our Strategy

Our core objective is to maximize long-term value for our shareholders by following a balanced approach that emphasizes increasing net asset value, production, reserves, earnings and cash flow on a per share basis, while continuing our track record of paying a progressive dividend. In order to deliver on these objectives, our strategic focus in 2012 is on the following priorities:

•	Meet operational and financial targets to maximize benefits of rising metal prices;
•	Increase gold and copper reserves through exploration and selective acquisitions;
•	Maximize the value of existing mines and properties, leveraging technical skills and regional infrastructure;
•	Invest in and develop high return projects; and
•	Continually improve corporate social responsibility (“CSR”) practices to maintain license to operate.

Capability to Execute our Strategy

The capability to execute on our strategy comes from the strength of our experienced management team, skilled workforce and organizational structure; a strong emphasis on exploration and a pipeline of projects that facilitates the long-term sustainability of our business; our strong financial position; and our commitment to maintaining our license to operate.

We understand that creating shareholder value is the reward for actively managing the risks that could impact our ability to execute our strategy. Consequently, we have established an enterprise risk management (“ERM”) process for identifying, evaluating and managing company-wide risks. Our ERM process ensures that risks are properly identified, assessed, reported and monitored at all levels of the organization. All risks and associated mitigation plans are reported through our business units and corporate functional leaders. These risks are reviewed, consolidated, ranked and prioritized by senior management. An analysis is performed to ensure there is proper assessment of risks that may interfere with achieving our strategic objectives.

The following is a summary of our key competitive strengths, as well as certain risk factors impacting our ability to execute our strategy.

There are additional risks that either individually or collectively may affect our business and financial results in the future. For a more detailed description of the risks facing the Company, please refer to the most recently filed Annual Information Form.

Experienced Management Team, Skilled Workforce and Organizational Structure

We have an experienced board of directors and senior management team with a proven track record at Barrick and within the mining industry. Strong leadership and governance are critical to the successful implementation of our core business strategies.

Risk Factor: Our ability to attract and retain staff with critical mining skills affects our ability to deliver on our strategic objectives, move on opportunities and provide resources for our projects.

In order to continue to maintain a skilled workforce, we have a combination of strategies, including partnerships to develop local capabilities, technical and leadership training programs, succession planning, talent management systems, and implementation of a targeted compensation strategy. We continue to focus on training and development for key members of our senior mine management, technical professionals and frontline workers through our talent management processes, and enhanced distance learning programs in order to meet this challenge. We have also expanded our technical training and development programs beyond the traditional mining disciplines (mining, metallurgy, maintenance and geology) to include our critical support functions such as environment, health & safety and human resources. This program is now improving the technical and leadership skills of over 1,000 professionals. Leadership development for high potential employees has been and will continue to be an area of focus in the coming year.

Exploration

Barrick’s exploration strategy is aligned with our business objectives. It is a balanced approach that ensures we can meet both our short-term and long-term growth needs.

Risk Factor: We must continually replace reserves depleted by production to maintain production levels over the long term.

BARRICK YEAR-END 2011	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our exploration strategy is three-fold:

•	Replacing and adding resources at existing operations and development projects, where we can monetize new discoveries in a more timely manner;
•	Working closely with our corporate development group to identify acquisition opportunities with exploration upside; and
•	Searching for the next flagship deposit that will sustain Barrick for decades.

The exploration budget supports a strong pipeline of projects and is weighted towards near-term resource additions and conversion at our existing mines, where we believe there is excellent potential to make new discoveries and to expand reserves and resources. The budget also provides support for earlier-stage exploration in our operating districts, with a smaller percentage of the budget directed at emerging areas in order to generate quality projects for future years.

The 2012 total exploration budget guidance is $450 to $490 million, including expenditures that will meet the criteria for capitalization. This is a ~20% increase from 2011, and is a reflection of the exceptionally strong and robust exploration pipeline in each of our business units. The increase in budget is mainly the result of major exploration programs at Red Hill/Goldrush, Turquoise Ridge and Lumwana, following on from successful results of our 2011 programs at these sites. These are key projects with large drill programs that are expected to directly add and/or upgrade gold and copper reserves/resources over the next few years, and support the various planned scoping, prefeasibility, feasibility and expansion studies that are underway at these sites.

Barrick has been successful at consistently finding reserves and resources. With each one of our acquisitions, we have gone on to substantially add to reserves and resources. We have extensive land positions on many of the world’s most prospective trends and, due in large part to our consistent funding and disciplined approach to exploration, we were successful at replacing reserves in 2011 and growing resources. Since 1990, we have spent approximately $2.5 billion on exploration, which has resulted in the discovery of approximately 148 million ounces of reserves, substantially more than the 118 million ounces that we have produced in the same time period. The per ounce cost of reserve additions of approximately $17 has added substantial value to the Company.

Investing in High Return Projects

Building new mines is key to our long-term goal of increasing profitability and creating long-term shareholder value.

Risk Factor: Our significant capital projects represent a key driver to our plans for future growth and the process to bring these projects into operation may be subject to unexpected delays that could increase the cost of development and the ultimate operating cost of the relevant project.

It may take years for a project to move from the exploration stage through feasibility, permitting and mine construction into production. This development timeframe has increased in recent years as many mines require the development of supporting infrastructure, which complicates the completion of feasibility studies and adds significantly to the capital costs of construction. The development of a new mine requires successful completion of a major permitting process including extensive discussions with government regulatory bodies and communities affected by the new mine. This significant increase in the timeline and cost of developing projects is reflected in our business strategy by ensuring that we have a deep inventory of projects and internal resources to effectively manage and support each phase of new mine development.

BARRICK YEAR-END 2011	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our Capital Projects group utilizes a formal system to govern advancement of our large projects through the development process, up to and including the commissioning of new mines, at which point responsibility for mine operations is handed over to the relevant operating business unit. This disciplined system of standards and procedures, which includes the involvement of multiple functional groups, enhances the study quality and consistency; and enables the development of mitigation plans where necessary, thereby improving the overall certainty of project delivery on schedule and on budget. Over the past eight years, we have built seven new projects on time and near budget, namely Tulawaka, Lagunas Norte, Veladero, Cowal, Ruby Hill, Buzwagi and Cortez Hills. This experience will support commissioning the three projects currently in construction (Pueblo Viejo, Jabal Sayid and Pascua-Lama), over the next two years.

Liquidity and Capital Structure

We actively manage our liquidity and capital structure by monitoring our balance sheet debt to capitalization and debt coverage ratios such as net debt to equity and net debt-to-total capitalization ratios. We utilize combinations of proceeds from operating cash flow and debt financings to fund investments in capital expenditures and acquisitions. We also put in place undrawn credit facilities that provide the flexibility to manage through periods of volatile commodity prices while ensuring funding is available for major capital projects. Operating cash flow is a key driver of our liquidity and is dependent on prices realized from gold and copper sales, production levels, production costs, exploration costs, payments for income taxes and interest and other factors. Our strong operating cash flow generation, primarily driven by rising gold and copper prices, has enabled us to fund significant investments during the past two years in capital projects and expansion projects at existing major mines while maintaining our strong financial position. We have the only A-rated balance sheet in the gold mining industry and our credit ratings have remained stable. We were able to obtain low-cost financing in order to partially finance the acquisition of Equinox. In January 2012, we secured a credit facility of $4 billion, which matures in 2017 to replace our $2 billion facility that was scheduled to mature in 2016 and also to augment our overall credit capacity. Coincident with this agreement becoming effective, we terminated our $2 billion facility that was obtained in April 2011 and transferred the $1 billion drawn on the $2 billion facility to the new $4 billion facility.

Risk Factor: Our revenues are primarily derived from the sale of gold and copper and the market prices of these metals can fluctuate widely due to macroeconomic factors that are beyond our control. Our operating results and financial condition also depend significantly on other commodity prices and foreign exchange rates, which are largely dependent on worldwide economic conditions outside of our control.

Our shareholders want full exposure to changes in the gold price, and consequently all of our future gold production is unhedged. Our corporate treasury function implements hedging strategies on an opportunistic basis to protect us from downside price risk on our copper production. We also actively hedge foreign exchange risk for key input commodities such as fuel. Please see pages 32 to 34 of this MD&A for a description of our exposures and mitigation strategies for these risks.

License to Operate

Our license to operate is a critical asset and contributes directly to the achievement of our strategic objectives and value creation for our shareholders.

Risk Factor: In order to maintain our license to operate, it is essential that we:

•	Ensure every person goes home safe and healthy every day;
•	Actively review talent and develop people for the future;
•	Manage our reputation proactively;
•	Are a partner welcomed in the communities where we operate;
•	Protect the environment;
•	Maintain good relations with governments and other stakeholders;
•	Comply with all regulatory standards; and
•	Conduct our business in an ethical manner.

In order to mitigate risks associated with our license to operate, Barrick places a strong focus on CSR and safety and environmental performance, a summary of which is provided below.

Corporate Social Responsibility

At Barrick, we approach CSR as an opportunity to create mutual benefit and value for our diverse stakeholders, including the communities where we operate, our shareholders and our employees. Doing so helps ensure we continue to be partners welcomed in these communities.

BARRICK YEAR-END 2011	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2011, for the fourth straight year, Barrick was named to the Dow Jones Sustainability World Index, and for the fifth year, to the North American Index. The renewed listing on the index reinforces Barrick's position among the most sustainability-driven companies in the world. Our work in CSR is one of continuous improvement, and in 2012 we will maintain our focus on this key strategic objective.

We have completed the development of our Community Relations Management System (“CRMS”), which aims to ensure our community relations activities and initiatives are carried out in a systematic manner across the Company, consistent with international best practice. Securing and maintaining our social license to operate depends on our ability to listen actively and respond in a timely manner to issues of material importance to our key stakeholders. To this end, one of our top priorities in implementing the CRMS has been to ensure that all operations have an effective grievance mechanism process. By the end of 2012, all communities where we operate will have access to a simple and culturally sensitive process through which they can provide feedback and seek resolution to legitimate concerns.

Barrick was the first Canadian mining company to become a member of the Voluntary Principles on Security and Human Rights (“Voluntary Principles”). The Voluntary Principles were developed by a group comprised of national governments, non-governmental organizations and companies in the extractive and energy sector. They guide and dictate our engagement with host nation military and police representatives that provide external security and response assistance, ensuring that human rights principles are reinforced in contractual requirements, guidelines on the use of force, relevant training, and other relevant areas. In geopolitically complex regions, Barrick’s security personnel receive mandatory human rights training and training in the requirements of the Voluntary Principles.

We are also in the process of developing our formal human rights compliance program. This program is designed to take into account best practices across all industries, including the extractive sector. It will be designed to cover all operations, employees, and third party service providers, on a global basis. Our active role in these programs ensure we are part of the evolving effort on improving the industry’s performance on human rights and security.

Safety and Environmental Performance

Responsible environmental management is central to our success as a leading gold mining company. Our

Environmental Management System has been fully implemented at twenty of our mines, with full implementation at the remaining six mines to be completed in 2012. By the end of 2011, Barrick had achieved International Cyanide Management Code certification at 22 of the 23 of our mines which use cyanide, and we expect to achieve full certification in 2012.

We recognize the risks that climate change poses to society and to our long-term success. To address these risks, our Climate Change Standard has been implemented in all our regions. The Standard focuses on energy efficiency and the greater use of renewable energy to reduce our carbon footprint and allow us to remain competitive in a carbon-constrained world. We are continuing our efforts to use more renewable energy. In 2011, we inaugurated the Punta Colorada wind farm in Chile, joining our solar farm in Nevada, and our wind turbine, located at the Veladero mine in Argentina, as alternative energy sources built and operated by Barrick.

Water is essential for all of our operations, as well as for the communities where we operate, and therefore water availability is a critical concern. We are focused on using water wisely and managing it as a community resource, respecting the rights of other water users. We have implemented our Water Conservation Standard at all of our operations. In 2011, approximately 30 percent of our water intake was brackish or saline rather than fresh water. We also recycle water through the processing systems at most of our operations, reusing it many times over. Nineteen of our mines are zero water discharge operations, with all water recycled and reused on site and we continue to look for more ways to reduce water consumption.

Managing land effectively is an essential component of our commitment to responsible mining. Effective land management involves exercising good land stewardship at our operations throughout their life cycle, providing erosion control, practicing concurrent reclamation, protecting land with high conservation value, mitigating impacts where avoiding them is not possible, and planning for mine closure during mine development. This approach reduces our impact on the land during the life of a mine and helps achieve a successful closure once mining has ceased.

At Barrick we believe that the safety, health and well-being of our workers and their families is of paramount importance. Our safety and health vision is: “Every person going home safe and healthy every day”.

BARRICK YEAR-END 2011	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

For us to succeed in fulfilling this vision, we:

•	Provide the expertise and resources needed to maintain safe and healthy working environments;
•	Establish clearly defined safety and occupational health programs and measure safety and health performance, making improvements as warranted;
•	Operate in accordance with recognized industry standards, while complying with applicable regulations;
•	Investigate the causes of accidents and incidents and develop effective preventative and remedial action;
•	Train employees to carry out their jobs safely and productively;
•	Maintain a high degree of emergency preparedness; and
•	Require that vendors and contractors comply with our applicable safety and health standards.

Market Review

Gold and Copper

The market prices of gold and copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. The prices of gold and copper are subject to volatile price movements over short periods of time and are affected by numerous industry and macroeconomic factors that are beyond our control. Gold price volatility remained historically high in 2011, with the price ranging from $1,319 per ounce to an all-time nominal high of $1,921 per ounce. The average market price for the year of $1,572 per ounce was also a record and represented a 28% increase over 2010. Gold has continued to attract investor interest due to sovereign debt concerns and very accommodative monetary policies by some of the world’s most prominent central banks, resulting in gold performing its traditional role as a store of value and an alternative to fiat currency. The continuing uncertain macroeconomic environment and loose monetary policies, together with the limited choice of alternative safe haven investments, is supportive of continued strong investment demand. Throughout 2011, we have continued to see increased interest in holding gold as an investment. This was evidenced by the growth in Exchange Traded Funds (“ETFs”), which increased by 5 million ounces to a total of 77 million ounces, as well as the worldwide demand for physical gold in forms such as bars and coins. Physical demand for gold for jewelry and other uses also remains a significant driver of the overall gold market. A continuation of these trends is supportive of higher gold prices.

Source: Thomson Reuters GFMS

BARRICK YEAR-END 2011	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold prices also continue to be influenced by long-term trends in global gold mine production and the impact of central bank gold activities. Gold production has increased in recent years with the extension of the lives of older mines due to the rising gold price. The time requirement to bring projects to the production stage and the increasing costs and risks of building a mine, including concerns of resource nationalism and lengthened permitting processes, are expected to slow the pace of new production in future years.

The International Monetary Fund (“IMF”) completed its previously announced and approved sale of gold in late 2010. No other significant seller of gold has emerged from the official sector since that time. In the second year of the Central Bank Gold Agreement (“CBGA”), which ended in September 2011, the signatory members sold 1 tonne of gold, or less than 1% of the maximum agreed amount. In addition, for the second consecutive year, global central banks were net buyers of gold in 2011, with the central banks of Mexico, Russia, Turkey, Thailand and South Korea, among others, adding to their gold reserves.

Source: World Gold Council and Thomson Reuters GFMS

The reserve gold holdings as a percentage of total reserves of emerging market countries, such as the BRIC countries (Brazil, Russia, India, and China), are significantly lower than other developed countries. The central banks of these developing economies hold a significant portion of their reserves in US dollar government assets and, as they identify a need to diversify their portfolio and reduce their exposure to the US dollar, we believe that gold will be one of the main beneficiaries. In conjunction with the very low amount of gold sold under the CBGA quota, which is expected to continue in the current year of the agreement, the net purchases of gold by global central banks provide a strong indication that gold is viewed as a reserve asset and a de facto currency.

Source: World Gold Council

Copper prices experienced a volatile year, as London Metals Exchange (“LME”) copper prices traded in a wide range of $3.01 per pound to an all-time high of $4.62 per pound, averaged $4.00 per pound, and closed the year at $3.43 per pound. Copper’s rise to an all-time high occurred mainly as a result of strong demand from emerging markets, especially China, a physical deficit and continually increasing investor interest in base metals with strong forward-looking supply/demand fundamentals. Copper prices should continue to be positively influenced by demand from Asia, global economic growth, the limited availability of scrap metal and lower production levels of mines and smelters in the future.

We have put in place floor protection on approximately half of our expected copper production for 2012 at an average price of $3.75 per pound and have full participation to any upside in copper prices. Our realized price on all 2012 copper production is expected to be reduced by approximately $0.13 per pound as a result of the net premium paid on option hedging strategies. Our remaining copper production is subject to market prices.

BARRICK YEAR-END 2011	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Silver

Silver traded in a wide range of $26.07 per ounce to $49.79 per ounce in 2011, averaged an all-time high of $35.12 per ounce and closed the year at $28.18 per ounce. Despite weak industrial demand, silver managed to rise during the year to a 31-year high due to similar factors influencing investment demand for gold. The physical silver market is currently in surplus and with the continuing global economic growth expected to improve industrial demand, investor interest continues to be price supportive.

Silver prices do not significantly impact our current operating earnings, cash flows or gold total cash costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project, which is currently in the construction phase. In the first five full years of production, Pascua-Lama is expected to produce an average of 35 million ounces of silver per annum.

Utilizing option collar strategies, we have hedge protection on a total of 45 million ounces of expected silver production from 2013 to 2018, inclusive, with an average floor price of $23 per ounce and an average ceiling price of $57 per ounce.

In 2009, we entered into a transaction with Silver Wheaton Corp. (“Silver Wheaton”) whereby we sold 25% of the life of mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. Silver Wheaton will make up-front payments totaling $625 million ($488 million received as at December 31, 2011). Silver Wheaton will also make ongoing payments of $3.90 per ounce in cash (subject to a 1% annual inflation adjustment starting three years after completing construction at Pascua-Lama) for each ounce of silver delivered under the agreement.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. The largest single exposure we have is to the Australian dollar/US dollar exchange rate. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs and exposure to the Chilean peso as a result of the construction of our Pascua-Lama project and Chilean mine operating costs. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha and Argentinean peso through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. Australia, Canada and Chile each continue to emerge from the global economic crisis better than many other OECD countries. As a result, the Australian dollar, Canadian dollar and Chilean peso traded at historically strong levels during the year against the currencies of larger developed economies, including the US dollar and Euro. In 2011, the Australian dollar traded in a range of $0.94 to $1.11 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso yielded ranges of $0.94 to $1.07 and CLP455 to CLP536, respectively.

About 60% of our consolidated production costs are denominated in US dollars and are not exposed to fluctuations in US dollar exchange rates. For the remaining portion, our currency hedge position allows for more accurate forecasting of our anticipated expenditures in US dollar terms and mitigates our exposure to volatility in the US dollar. Our currency hedge position has provided benefits to us in the form of hedge gains recorded within our operating costs when contract exchange rates are compared to prevailing market exchange rates as follows: 2011 - $344

BARRICK YEAR-END 2011	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

million; 2010 - $145 million; and 2009 - $27 million (US GAAP). As a result of the gains from our currency hedging program, total cash costs were reduced by $46 per ounce in 2011. Also for 2011, we recorded currency hedge gains in our corporate administration costs of $24 million (2010 - $33 million gain and 2009 - $7 million loss (US GAAP)) and capitalized additional currency hedge gains of $64 million (2010 - $13 million and 2009 - $3 million (US GAAP)).

Our average hedge rates vary depending on when the contracts were put in place. We have hedged approximately AUD $1.7 billion, CAD $500 million and CLP 300 billion in 2012 for expected Australian, Canadian and Chilean operating costs including Canadian corporate administrative costs and sustaining and eligible project capital expenditures at average rates of $0.81, $1.01 and 516, respectively. As a result, for 2012, we are almost fully hedged for each of our expected Australian dollar, Canadian dollar and Chilean peso expenditures. Assuming market exchange rates at the December 31, 2011 levels of AUD $1.02 against the US dollar and $1.02 and CLP520 for the US dollar against the Canadian dollar and Chilean peso, respectively, we expect to record gains on our operating expenditures of approximately $300 million in 2012, primarily related to our Australian dollar hedges, or about $40 per ounce based on total forecasted 2012 production. Beyond 2012, we have hedge protection in place for about 40% of our Australian dollar operating exposures through 2016. Further information on our currency hedge positions is included in note 22 to the consolidated financial statements.

AUD Currency Contracts

	Contracts (AUD millions)	Effective Average Hedge Rate (AUDUSD)	% of Total Expected AUD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged
2012	1,657	0.81	93%	100%
2013	967	0.74	54%	69%
2014	673	0.80	43%	54%
2015	487	0.92	37%	41%
2016	287	0.90	27%	31%

CAD Currency Contracts
	Contracts (CAD millions)[2]	Effective Average Hedge Rate (USDCAD)	% of Total Expected CAD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged
2012	463	1.01	93%	100%
2013	304	1.02	58%	100%

CLP Currency Contracts
	Contracts (CLP millions)[3]	Effective Average Hedge Rate (USDCLP)	% of Total Expected CLP Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged
2012	289,789	516	96%	100%
2013	223,325	513	69%	100%
2014	287,016	509	78%	100%

[1]	Includes all forecasted operating, administrative sustainable and eligible project capital expenditures.
[2]	Includes $266 million CAD contracts with a cap and floor of $0.98 and $1.07, respectively.
[3]

Includes CLP 638,460 million collar contracts that are an economic hedge of operating and administrative and capital expenditures at various South American sites and at our Pascua-Lama project with a cap and floor of 505 and 581, respectively.

BARRICK YEAR-END 2011	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

Fuel

For 2011, the price of West Texas Intermediate (“WTI”) crude oil traded between $75 and $115 per barrel, averaged $95 per barrel and closed the year at $99 per barrel. Geopolitical tensions in certain oil-producing nations, emerging market demand, concerns over global economic growth and the release of oil by the member countries of the International Energy Agency combined to create a volatile environment for the price of oil during the year.

On average we consume approximately 4.5 million barrels of diesel fuel annually across all our operating mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of combining the use of financial contracts and our production from Barrick Energy to effectively hedge our exposure to oil prices. We currently have financial contracts in place totaling 5.0 million barrels over the next three years. In 2011, we recorded hedge gains in earnings of approximately $48 million on our fuel hedge positions (2010: $26 million loss and 2009: $97 million (US GAAP) loss). Assuming market rates at the December 31, 2011 level of $99 per barrel, we expect to realize hedge gains of approximately $20 million in 2012 from our financial fuel contracts.

In 2012, we expect Barrick Energy to produce about 3.7 million boe. The net contribution from Barrick Energy’s production is expected to provide a natural offset equivalent to about 1.8 million barrels of fuel. The Barrick Energy contribution, along with our financial hedges, provide hedge protection for approximately 80% of our estimated fuel consumption for 2012.

Financial Fuel Hedge Summary

	Barrels[1] (thousands)	Average Price	% of Expected Exposure
2012	2,052	$105	46%
2013	1,910	87	41%
2014	1,020	96	24%
	4,982	$96	40%

[1]

Refers to contracts for a combination of WTI, BRENT, ULSD, WTB, MOPS and JET. Products other than WTI and BRENT have market prices in excess of crude due to refining and location premiums. As a result, our average price on hedged barrels for 2012 – 2014 is $89 per barrel on a WTI-equivalent basis.

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25%. The benchmark was kept at this level through 2011. We expect that short-term rates will remain at low levels into 2014, with the US Federal Reserve continuing to use monetary policy initiatives in an effort to keep long-term interest rates low and increase employment. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions and credit markets normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.7 billion at the end of the year); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($3.6 billion at December 31, 2011). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

BARRICK YEAR-END 2011	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

The upward-sloping US yield curve has a significant impact on the net amount of interest expense since our debt issuances were set at predominantly 5-year to 30-year interest rates, while our cash and equivalent balances are generating interest income at much lower rates in the 1 to 90 day range.

BARRICK YEAR-END 2011	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING RESULTS

Summary of Financial Performance1

($ millions, except per share data in dollars)

	IFRS				US GAAP
For the years ended December 31	2011	2010	$ change	% change	2009
Revenues	$ 14,312	$ 11,001	$ 3,311	30%	$8,404
Net earnings	4,484	3,582	902	25%	(4,274)
Per share[2]	4.49	3.63	0.86	24%	(4.73)
Adjusted net earnings[3]	4,666	3,517	1,149	33%	1,810
Per share[2,3]	4.67	3.56	1.11	31%	2.00
EBITDA[3]	8,376	6,521	1,855	28%	(2,563)
Operating cash flow	5,315	4,585	730	16%	(2,322)
Adjusted operating cash flow[3]	5,680	5,241	439	8%	2,899
Free cash flow[3]	$ 1,082	$ 1,870	$ (788)	(42%)	$ 833

[1]	The amounts presented in this table include the results of discontinued operations.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]

Adjusted net earnings, adjusted EPS, EBITDA, adjusted operating cash flow and free cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 72 - 79 of this MD&A.

In 2011, we recorded net earnings of $4,484 million compared to net earnings of $3,582 million in the prior year. Adjusted net earnings were $4,666 million, compared to $3,517 million in 2010. The increases in net earnings and adjusted net earnings were primarily driven by higher realized gold and copper prices, higher copper sales volumes, partially offset by lower gold sales volumes, higher income tax expense and higher cost of sales applicable to gold and copper.

The significant post-tax adjusting items in 2011 include: $97 million in acquisition-related costs, including inventory purchase accounting adjustments attributable to the Equinox acquisition; $165 million in impairment charges, which include write-downs on our available-for-sale investments ($85 million), asset impairment charges in our oil & gas business ($37 million) and on certain power-related assets at our Pueblo Viejo project ($47 million); $122 million in non-recurring tax expense; and a $23 million charge for the recognition of a liability for contingent consideration related to the acquisition of an additional 40% interest in the Cortez property in 2008 that was previously held by Kennecott Explorations (Australia) Ltd, a subsidiary of Rio Tinto plc. These charges were partially offset by $188 million in gains from the sale of assets and $66 million in unrealized gains on non-hedge derivative instruments.

EBITDA was $8,376 million in 2011, compared to EBITDA of $6,521 million in the prior year. The significant increase in EBITDA primarily reflects the increase in pre-tax earnings. EPS and adjusted EPS for the year ended December 31, 2011 were $4.49 and $4.67, up 24% and 31%, respectively, compared to the same prior year period due to higher net earnings and adjusted net earnings.

Summary of Cash Flow Performance
($ millions)
For the years ended December 31	2011	2010
Operating cash flow	$5,315	$4,585
Adjusted operating cash flow	$5,680	$5,241
Adjusted operating cash flow before working capital changes	$5,819	$5,242

BARRICK YEAR-END 2011	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating cash flow was $5,315 million in 2011 compared to $4,585 million in the prior year. 2010 operating cash flow reflects payments related to the settlement of gold sales contracts of $656 million. In 2011, significant items that impact operating cash flow include non-recurring payments related to the Equinox acquisition of $204 million, and non-recurring withholding tax payments of $161 million. Adjusted operating cash flow, which excludes the impact of these payments, totaled $5,680 million in 2011 compared to $5,241 million in the prior year. The increases in operating cash flow and adjusted operating cash flow were primarily due to higher net earnings levels, partially offset by higher income tax payments, including tax payments totaling about $480 million made in 2011 related to the final 2010 income tax liability, and the impact of working capital changes. Adjusted operating cash flow before changes in working capital was $5,819 million, up 11% from the prior year.

Summary of Operating Performance1

($ millions, except per ounce/pound data in dollars)	Gold		Copper
	IFRS		US GAAP	IFRS		US GAAP
For the years ended December 31	2011	2010	2009	2011	2010	2009
Production (000s oz/millions of lbs)[2]	7,676	7,765	7,397	451	368	393
Revenues
000s oz/millions lbs	7,550	7,742	7,279	444	391	380
$ millions[3]	$ 12,263	$ 9,730	$ 7,191	$ 1,714	$ 1,300	$ 1,155
Market price[4]	1,572	1,225	972	4.00	3.42	2.34
Realized price[4,5]	1,578	1,228	985	3.82	3.41	3.16
Cost of sales ($ millions)	5,177	4,618	3,431	983	430	444
Total cash costs ($ millions)[2,4,5]	460	409	464	$ 1.75	$ 1.10	$ 1.17
Net cash costs ($ millions)[2,4,5]	$ 339	$ 293	$ 360

1	The amounts presented in this table include the results of discontinued operations.
2	Reflects our equity share of production.
3	Represents revenues on a 100% consolidated basis.
4	Per ounce/pound weighted average.
5

Realized price, total cash costs and net cash costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 72 - 79 of this MD&A.

BARRICK YEAR-END 2011	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues

In 2011, gold and copper revenues totaled $12,263 million and $1,714 million, respectively, up 26% and 32% compared to the prior year, primarily due to higher realized gold and copper prices and higher copper sales volumes, partially offset by lower gold sales volumes. The increase in copper sales volumes for the year ended December 31, 2011 reflects production from Lumwana, which was acquired as part of the Equinox transaction on June 1, 2011, partially offset by lower production from Zaldívar and the divestiture of Osborne in third quarter 2010.

Realized gold prices of $1,578 per ounce in 2011 were up $350 per ounce, or 29%, compared to the prior year, reflecting the increase in market gold prices, which averaged $1,572 per ounce in 2011, compared to $1,225 per ounce in 2010. Realized copper prices were 12% higher than the prior year, primarily due to the 17% increase in market copper prices.

Cost of sales

Cost of sales applicable to gold was $5.2 billion in 2011, up 12%, compared to the prior year. This included depreciation expense of $1,152 million in 2011 as compared to depreciation expense of $1,077 million in 2010. The increase reflects higher direct mining costs, particularly higher labor, energy, maintenance and consumable costs, partially offset by an increase in capitalized production phase stripping costs.

Cost of sales applicable to copper was $983 million, including depreciation expense of $170 million in 2011, up 129% compared to the $430 million, including depreciation expense of $88 million, recorded in the prior year. The increase reflects the impact of including production from Lumwana beginning on June 1, 2011, and higher direct mining costs at Zaldívar, primarily due to higher power and sulfuric acid prices; partially offset by lower copper sales volumes at Zaldívar and the impact of the divestiture of Osborne at the end of third quarter 2010.

Total cash costs and net cash costs

Gold total cash costs were $460 per ounce in 2011, up 12% compared to the $409 per ounce recorded in the prior year. The increase reflects the same factors impacting cost of sales applicable to gold, as well as the impact of lower production levels in South America, our lowest-cost RBU, which resulted in higher consolidated unit production costs. For the year, total cash costs per ounce were at the low end of our 2011 guidance range of $460 to $475 per ounce, mainly as a result of changes in our production mix, with lower cost mine sites contributing a greater share of total company production in fourth quarter 2011.

Copper total cash costs were $1.75 per pound in 2011, up 59% compared to $1.10 per pound in 2010 and slightly higher than our most recent 2011 guidance range of $1.60 to $1.70 per pound. The increase reflects the higher unit production costs at Lumwana, as well as the higher costs at Zaldívar due to the impact of lower average grades on production levels.

Net cash costs were $339 per ounce in 2011, up 16% compared to the $293 per ounce recorded in the prior year. The increase reflects higher gold total cash costs per ounce, which was partially offset by higher copper credits due to higher realized copper prices and higher copper sales volumes.

Net cash margins

Net cash margins per ounce illustrate the trends in profitability and the impact of fluctuations in realized prices and net cash costs on our ability to generate earnings and operating cash flow.

Net cash margins per ounce increased 33% in 2011, largely due to the rise in gold prices partially offset by the increase in net cash costs.

BARRICK YEAR-END 2011	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

[1]	Total cash costs, total cash margin, net cash costs and net cash margin are non-GAAP financial performance measures with no standard definition under IFRS.

For further information and a detailed reconciliation, please see pages 72 – 79 of this MD&A.

[2]	We have assumed a gold price of $1,700 per ounce, which is consistent with current market prices. This assumption does not represent a forecast of what we expect gold prices to be in 2012.

Other operating expenses

Other expense was $576 million in 2011, up 27% compared to the $455 million recorded in the prior year. The increase is primarily due to higher RBU costs; higher corporate social responsibility costs; an increase in the provision for environmental rehabilitation due to changes in discount rates at some of our closed mines; a $39 million charge for the recognition of a liability for contingent consideration related to the acquisition of the additional 40% of the Cortez property in 2008; and acquisition-related costs for the Equinox transaction, partially offset by lower currency translation losses and lower severance and other restructuring costs.

Exploration and Evaluation

(in $ millions)
For the years ended December 31	2011	2010
Exploration:
Minesite programs	$ 72	$ 51
Global programs	145	103
Evaluation costs	129	75
Exploration and evaluation expense	$ 346	$ 229

Exploration and evaluation expense was $346 million in 2011, up 51% compared to $229 million in 2010. The increase is primarily due to increased minesite and global exploration and an increase in evaluation expenditures. Minesite exploration expenditures increased primarily due to increased exploration activities at Cowal and Granny Smith as well as at ABG. Exploration expenditures for the global programs increased due to increased expenditures at Cortez, Jabal Sayid and Lumwana. The evaluation expenditures increase relates to mine expansion studies at Bald Mountain, Hemlo, Cowal, Pueblo Viejo and Porgera.

Interest Expense

(in $ millions)
For the years ended December 31	2011	2010
Interest costs
Incurred	$ 555	$ 425
Capitalized	(408)	(285)
Interest expensed	$ 147	$ 140

Finance costs incurred in 2011 were $199 million, compared to $180 million in the prior year. Interest costs incurred were $555 million, up 31% compared to the $425 million in the prior year. The increase in interest costs incurred primarily relates to the Pueblo Viejo project financing, for which drawdowns began at the end of second quarter 2010, as well as interest incurred on debt issued and credit facilities drawn on to finance the Equinox acquisition in the second quarter of 2011. Interest capitalized increased in 2011 compared to the prior year primarily due to increased construction activity at our Pueblo Viejo and Pascua-Lama projects.

Impairment Charges

Impairment charges were $235 million, compared to impairment reversals of $73 million in 2010. The amount for 2011 included write-downs on our available-for-sale investments ($97 million); asset impairment charges on various properties in our oil & gas business ($49 million); and a write-down on certain power-related assets at our Pueblo Viejo project as a result of our decision to proceed with a new long-term power solution ($62 million) that is expected to provide lower long-term power costs. In 2010, the impairment reversal related to our equity investment in Highland Gold.

Income Tax

(Percentages)
For the years ended December 31	2011	2010
Effective tax rate on ordinary income	33%	31%
Impact of legislative amendment in Australia	-	(1%)
Dividend withholding tax	1%	1%
Actual effective tax rate	34%	31%

Our effective tax rate on ordinary income increased from 31% to 34% in 2011 primarily due to the impact of changes in the mix of production and in the mix of taxable income in the various tax jurisdictions where we operate. The more significant items impacting income tax expense in 2011 and 2010 include the following:

BARRICK YEAR-END 2011	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Papua New Guinea deferred tax liabilities with a carrying amount of approximately $40 million, and Argentinean deferred tax liabilities with a carrying amount of approximately $257 million. In 2011 and 2010, the appreciation of the Papua New Guinea kina against the US dollar, and the weakening of the Argentinean peso against the US dollar resulted in net translation gains totaling $32 million and $19 million, respectively. These gains are included within deferred tax expense/recovery.

Dividend Withholding Tax

In 2011, we recorded an $87 million dollar dividend withholding current tax expense in respect of funds repatriated from foreign subsidiaries.

In 2010, we recorded a $74 million dollar dividend withholding current tax expense in respect of funds available to be repatriated from a foreign subsidiary.

Peruvian Tax Court Decision

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life of mine effect on current and deferred income tax liabilities totalling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.

In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, in an audit concluded in 2005, The Tax Administration in Peru (SUNAT) has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. We filed an appeal to the Tax Court of Peru within the statutory period.

The Tax Court decision was rendered on August 15, 2011. The Tax Court ruled in our favor on substantially all material issues. However, based on the Tax Court decision, the timing of certain deductions would differ from the position taken on filing. As a result, we would incur interest and penalties in some years and earn refund interest income in other years. The Tax Administration in Peru (SUNAT) has since assessed us $100 million for this matter. However, we believe that the SUNAT amount is incorrect, and have appealed the assessment. After recomputing the liability, to reflect what we believe is the probable amount, we have recorded a current tax expense of $39 million in 2011 in respect of this matter.

On November 15, 2011 we appealed the Tax Court decision to the Judicial Court with respect to the timing of certain deductions for the Pierina mining concession. The tax administration SUNAT also appealed the Tax Court decision to the Judicial Court.

Australian Functional Currency Election

In 2011, we filed an election in Australia to prepare certain of our Australian tax returns using US dollar functional currency effective January 1, 2011. This election resulted in a one-time deferred tax benefit of $4 million. Going forward, all material Australian tax returns will now be filed using a US dollar functional currency.

Impact of Legislative Amendments in Australia

In Australia, we elected to enter into the consolidated tax regime in 2004 (in 2002 for the former Placer Dome Inc. subsidiaries). At the time the elections were made, there were certain accrued gains that were required to be included in taxable income upon subsequent realization. In second quarter 2010, clarifying legislative amendments to the Australian consolidation tax rules were enacted. These amendments enable us to reduce the inclusion of certain of these accrued gains, resulting in a permanent decrease in taxable income. The impact of the amendment is a current tax recovery of $78 million recorded in 2010.

BARRICK YEAR-END 2011	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Mining Overview1

	IFRS			US GAAP
For the years ended December 31	2011	2010	% Change	2009
Gold
Ore tons mined (millions)	151	155	(3%)	174
Waste tons mined (millions)	569	539	6%	555
Total tons mined (millions)	720	694	4%	729
Ore tons processed (millions)	162	145	12%	171
Average grade (ozs/ton)	0.056	0.063	(11%)	0.052
Recovery rate	84.6%	85.0%	-	83.2%
Gold produced (000s/oz)	7,676	7,765	(1%)	7,397
Copper
Ore tons mined (millions)	50	48	4%	50
Waste tons mined (millions)	90	24	275%	30
Total tons mined (millions)	140	72	94%	80
Ore tons processed (millions)	63	46	37%	49
Average grade (percent)	0.54	0.60	(10%)	0.60
Copper produced (millions of lbs)	451	368	23%	393

[1]	The amounts presented in this table include the results of discontinued operations.

Production - Gold

Gold production in 2011 was slightly lower than the prior year, due to lower production in South America, Australia and ABG, partially offset by higher production in North America. Production of 7.676 million ounces was in line with our most recent guidance range of 7.6 to 7.8 million ounces, and within our original guidance range of 7.6 to 8.0 million ounces.

[1]	All amounts presented are based on equity production.

Tons Mined and Tons Processed - Gold

Total tons mined increased in 2011 by 4%, and tons processed increased by 12%, compared to the prior year. The increases were primarily due to increased mining activity at Bald Mountain, Lagunas Norte, Veladero, Yilgarn South and Kalgoorlie, partially offset by decreased mining activity at Goldstrike, Cortez, Golden Sunlight, Ruby Hill, Pierina, Porgera, Cowal and Buzwagi. The increase in ore tons processed was primarily due to increases at Bald Mountain, Golden Sunlight, Cortez, Veladero and Pierina. Higher tons were processed at Bald Mountain due to an ongoing mine expansion. At Golden Sunlight, higher tons were processed as it recommenced production in 2011 after an extended redevelopment phase. At Cortez, higher tons were processed in 2011 due to a drawdown of stockpiled ore.

Average Mill Head Grades - Gold

Average mill head grades decreased by approximately 11% in 2011 compared to the prior year, primarily due to lower ore grades from Cortez, Goldstrike, Cowal, North Mara and Veladero, partially offset by higher grades processed at Yilgarn South. In general, reserve grades have been trending downwards in recent years, partly as a result of rising gold prices which make it economic to process lower grade material.

[1]

All amounts presented based on equity production. Average mill head grades are expressed as the number of ounces of gold contained in a ton of ore processed. Reserve grade represents expected grade over the life of the mine and is calculated based on reserves reported at the end of the immediately preceding year.

BARRICK YEAR-END 2011	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production - copper

Copper production in 2011 was 23% higher than the prior year, primarily due to production from Lumwana which was acquired as part of the Equinox transaction, partially offset by decreased production from Zaldívar and the impact of the Osborne divestiture in third quarter 2010. Production of 451 million pounds was in line with the lower end of our most recent guidance of approximately 450-460 million pounds.

Tons Mined and Tons Processed - Copper

Total tons mined increased in 2011 by 94%, and tons processed increased by 37%, compared to the prior year. The increases are primarily due to the acquisition of Lumwana on June 1, 2011, partially offset by a decrease in tons mined and processed at Zaldívar and the impact of the divestiture of Osborne in third quarter 2010.

Mineral Reserves and Mineral Resources Update14

At year-end 2011, we added 9 million ounces of proven and probable gold reserves. After depletion of 9 million ounces, proven and probable gold reserves was at 139.9 million ounces, still the largest in the industry, based on an assumed $1,20015 per ounce gold price. The increase primarily reflects reserve additions at Goldstrike, Cortez, Turquoise Ridge, Kalgoorlie, partially offset by a decrease in Porgera and Bulyanhulu. Contained silver within reported gold reserves is 1 billion ounces.

Measured and indicated gold mineral resources increased by 5% to 80.4 million ounces and inferred gold mineral resources increased 8% to 40.2 million ounces based on an assumed gold price of $1,400 per ounce.

Proven and probable copper reserves nearly doubled from 6.5 billion pounds to 12.7 billion pounds, measured and indicated copper resources rose 17% to 15.3 billion pounds and inferred copper resources increased 117% to 19.9 billion pounds based on a $2.75 per pound copper price and a $3.25 per pound copper price, respectively. The increases primarily reflect incremental reserves and resources due to the addition of Lumwana and Jabal Sayid, acquired as part of acquisition of Equinox on June 1, 2011.

Replacing gold and copper reserves depleted by production year over year is necessary in order to

[14]	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 161 to 166 of this Financial Report.
[15]	Reserves at Plutonic have been calculated using an assumed price of $1,250 per ounce.

maintain production levels over the long term. If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold and copper production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or discovering new deposits. Once a site with gold or copper mineralization is discovered, it takes many years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to permit and construct mining and processing facilities.

Review of Operating Segments Performance

Barrick’s business is organized into seven primary business units: four regional gold businesses, a global copper business, an oil and gas business, and a Capital Projects business. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at a business unit level. Therefore, these business units are operating segments for financial reporting purposes. In the fourth quarter 2011, Barrick established a global copper unit in order to maximize the value of the Company’s copper assets. This unit will be responsible for providing strategic direction and oversight of the copper business and ensuring that the Company realizes the business and operational synergies arising from the acquisition of Equinox. Our internal reporting structure has been revised to reflect this organizational change. Segment information for the years ended December 31, 2011 and 2010 has also been revised to reflect this organizational change. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, corporate administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK YEAR-END 2011	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

North America

Summary of Financial and Operating Data

Summary of Financial and Operating Data
	IFRS			US GAAP
For the years ended December 31	2011	2010	% Change	2009
Total tons mined (millions)	410	396	4%	397
Ore tons processed (millions)	61	44	39%	64
Average grade (ozs/ton)	0.065	0.084	(23%)	0.053
Gold produced (000s/oz)	3,382	3,110	9%	2,810
Cost of sales ($ millions)	$ 1,924	$ 1,812	6%	$ 1,421
Total cash costs (per oz)	$ 426	$ 429	(1%)	$ 504
Segment income ($ millions)[1]	$ 3,094	$ 1,837	68%	$ 897
Segment EBITDA ($ millions)[2]	$ 3,585	$ 2,317	55%	$ 1,259
Capital expenditures ($ millions)[3]	$ 854	$ 603	42%	$ 207

[1]	Segment income excludes income taxes.
[2]	EBITDA is a non-GAAP financial performance measure with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 76 of this MD&A.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income for 2011 were $3,585 million and $3,094 million, an increase of 55% and 68%, respectively, over the prior year. The increases were primarily the result of higher realized gold prices and higher sales volume.

Gold production of 3.38 million ounces for 2011 was 9% higher than the prior year, and in line with the high end of our most recent regional guidance range of 3.30 to 3.40 million ounces. Higher production was mainly due to increased production at Cortez, Bald Mountain, Ruby Hill and Golden Sunlight, which recommenced producing gold in 2011 after an extended redevelopment phase. This increase was partially offset by lower production at Goldstrike.

Production at Cortez increased by 25% over 2010, mainly as a result of higher volumes processed; partially offset by lower head grades due to the impact of a full year production at the Cortez Hills open pit. Production at Bald Mountain increased by 58% mainly due to higher tons mined and processed as a result of an ongoing mine expansion. At Ruby Hill, production for year was up by 57% due to increase in refractory ore processed, which resulted in higher average head grades. At Goldstrike, production for the year was down by 12% primarily as a result of lower average head grades due to mine sequencing and lower throughput at the autoclave.

Cost of sales for 2011 increased by 6% over the prior year, primarily as a result of higher direct mining costs, particularly for labor and energy. The increase in direct mining costs was partially offset by an increase in capitalized production phase stripping costs at Goldstrike and Cortez. Total cash costs per ounce were $426, as compared to $429 in the prior year, and were in line with our most recent regional guidance range of $425 to $450 per ounce. Total cash costs were lower in 2011 due to the impact of higher production levels, particularly at Cortez, which was partially offset by the increase in direct mining costs.

In 2012, we expect gold production to be in the range of 3.425 to 3.60 million ounces. Production mix within North America is expected to change due to the commencement of operations at Pueblo Viejo in the Dominican Republic in the second half of the year and an increase in ore tons mined and processed at Goldstrike as the mine completed a substantial stripping phase towards the end of 2011. Production is also expected to be higher due to higher tons mined and processed at Bald Mountain due to the completion of a recent expansion in 2011, and higher ore grades at Golden Sunlight following the completion of an extended development period early in 2011. This is expected to be partially offset by lower production at Cortez due to a decline in open pit ore grade. Total cash costs are expected to be $475 to $525 per ounce, higher than 2011 levels of $426 per ounce primarily due to a change in production mix. Additionally, we expect to capitalize less operating costs for waste stripping as a result of Goldstrike and Cortez completing substantial stripping campaigns in 2011. Labor cost is increasing due to market adjustments for skilled labor and additional hiring at some sites. Gas and electricity costs are slightly higher at Cortez and royalties are increasing due to higher realized gold prices.

Beyond 2012, we have identified various opportunities to add production within North America, including the potential expansion of our current Turquoise Ridge underground operation into a large scale open pit to mine low-grade mineralization; the recent discoveries known as Red Hill/Goldrush in Nevada, together with possibilities for extension at the Cortez Hills Lower Zone and other satellite deposits; the use of thiosulphate technology at Goldstrike to extend the life of the autoclaves; and the expansion of the open pit mine life at Hemlo. We continue to progress evaluation of these opportunities to create value at our existing operations.

BARRICK YEAR-END 2011	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

South America

Summary of Financial and Operating Data

	IFRS			US GAAP
For the years ended December 31	2011	2010	% Change	2009
Total tons mined (millions)	162	145	12%	158
Ore tons processed (millions)	69	67	3%	70
Average grade (ozs/ton)	0.035	0.039	(10%)	0.036
Gold produced (000s/oz)	1,872	2,120	(12%)	1,889
Cost of sales ($ millions)	$ 905	$ 702	29%	$499
Total cash costs (per oz)	$ 358	$ 208	72%	$265
Segment income ($ millions)[1]	$ 1,887	$ 1,782	6%	$ 1,111
Segment EBITDA ($ millions)[2]	$ 2,102	$ 1,996	5%	1,245
Capital expenditures ($ millions)[3]	$ 298	$ 293	2%	$ 171

[1]	Segment income excludes income taxes.
[2]	EBITDA is a non-GAAP financial performance measure with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 76 of this MD&A.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income for 2011 were $2,102 million and $1,887 million, an increase of 5% and 6%, respectively, over the prior year. These increases were primarily as a result of higher realized gold prices, which were partially offset by lower sales volumes and higher total cash costs.

Gold production for 2011 was 12% lower than in the prior year, and was within our regional guidance range of 1.85 to 1.90 million ounces. The decrease in production reflects lower production levels across all of our mines.

In 2011, cost of sales increased by 29% over the prior year, primarily due to higher direct mining costs, largely due to inflationary pressures in Argentina, an increase in consumable costs, and lower capitalized production phase stripping costs at Veladero. Total cash costs of $358 per ounce were slightly lower than our most recent regional guidance range of $360 to $380 per ounce. The increase in total cash costs was mainly due to higher direct mining costs along with the impact of lower production levels, particularly from the lower-cost Lagunas Norte and Veladero mines.

In 2012, we expect gold production to be in the range of 1.55 to 1.70 million ounces. Production is expected to be lower than 2011, primarily due to lower Veladero and Pierina production and, to a lesser extent, Lagunas Norte. Mining activity at Veladero is expected to shift away from the higher grade areas of the Filo Federico pit to lower grade areas as anticipated in the life of mine plan. Total gold cash costs are expected to be $430 to $480 per ounce compared to $358 per ounce in 2011. Total cash costs per ounce are expected to be higher in 2012 primarily due to the production mix impact of lower grades at Veladero and higher labor and contractor costs due to inflation in Argentina.

Beyond 2012, we have identified various opportunities to add production within South America, including extending mining at Lagunas Norte as a result of incremental sulphide mineralization, which has the potential to benefit life of mine production, and an optimized leach pad solution at Veladero, which would accelerate the processing of inventory. We continue to make progress in our evaluation of these opportunities to create value at our existing operations.

Australia Pacific

Summary of Financial and Operating Data1

	IFRS			US GAAP
For the years ended December 31	2011	2010	% Change	2009
Total tons mined (millions)	112	118	(5%)	133
Ore tons processed (millions)	26	27	(4%)	30
Average grade (ozs/ton)	0.083	0.082	1%	0.075
Gold produced (000s/oz)	1,879	1,939	(3%)	1,950
Cost of sales ($ millions)	$ 1,611	$ 1,480	9%	$ 1,134
Total cash costs (per oz)	$ 621	$ 576	8%	$ 581
Segment income ($ millions)[2]	$ 1,330	$ 831	60%	$ 315
Segment EBITDA ($ millions)[3]	$ 1,648	$ 1,096	50%	$ 597
Capital expenditures ($ millions)[4]	$ 463	$ 381	22%	$ 239

[1]	The amounts presented in this table include the results of discontinued operations.
[2]	Segment income includes income taxes related to Osborne only.
[3]	EBITDA is a non-GAAP financial performance measure with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 76 of this MD&A.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income for 2011 were $1,648 million and $1,330 million, an increase of 50% and 60%, respectively, over the prior year. The increases were primarily as a result of higher realized gold prices, which was partially offset by lower sales volumes and higher total cash costs.

Gold production of 1.9 million ounces for 2011 was slightly lower than the prior year and was in line with our original and most recent guidance of 1.9 million ounces. Higher production at Yilgarn South was offset by lower production at Cowal, Kanowna, Plutonic and Porgera.

BARRICK YEAR-END 2011	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production at Yilgarn South increased by 18% over 2010 due to better average head grades at Lawlers, improved production rates at Darlot and higher tons mined and processed at Granny Smith, primarily as a result of the mine expansion. Production at Cowal decreased by 10%, due to mine sequencing, which resulted in the mining of lower grade zones of the pit. Production at Kanowna decreased by 10% from 2010 as a result of lower average head grades and lower tons processed due to mining and processing of harder ore which is more difficult to treat and results in lower recoveries. Production at Plutonic decreased by 15% from 2010 due to lower average head grades. Production at Porgera decreased by 4%, mainly due to lower average head grades as a higher portion of the mill feed was sourced from stockpiles.

In 2011, cost of sales increased by 9% over the prior year, reflecting higher direct mining costs, particularly for labor and energy, a decrease in capitalized production phase stripping costs at Porgera, Cowal and Kalgoorlie and higher costs as a result of a mine expansion at Granny Smith.

Total cash costs per ounce were up 8% to $621 over the prior year, due to the same factors that affected cost of sales, as well as the impact of slightly lower production levels. Total cash costs were within our original guidance range of $610 to $635 per ounce.

In 2012, we expect gold production to be in the range of 1.80 to 1.95 million ounces, which is consistent with 2011. Higher production is expected at Porgera due to improved underground production primarily due to equipment availability issues and unplanned maintenance in 2011. This is expected to be offset by lower production at Kalgoorlie due to fewer tons mined in lower grade areas. Total gold cash costs are expected to be $700 to $750 per ounce compared to $621 per ounce in 2011. Total cash costs per ounce are expected to be higher primarily due to the changes in our effective hedge rates from 2011 to 2012, higher gas and electricity costs and higher labor due to inflation and hiring at some sites. Gas and electricity costs are higher principally due to significantly higher natural gas prices at Porgera, where it is used to generate power, as a result of the expiration of a long-term contract at the end of 2011.

Beyond 2012, we have identified various opportunities to add gold production within Australia Pacific, including a potential expansion at Cowal that could extend the mine life by about 5 years and an expansion at Granny Smith below the current underground mine. We continue to progress our evaluation of these opportunities to create value at our existing operations.

African Barrick Gold

Summary of Financial and Operating Data

For the years ended December 31	IFRS			US GAAP
100% basis	2011	2010	% Change	2009
Total tons mined (millions)	50	44	14%	41
Ore tons processed (millions)	8	8	-	7
Average grade (ozs/ton)	0.096	0.094	2%	0.114
Gold produced (000s/oz)	689	701	(2%)	716
Cost of sales ($ millions)	$708	$598	18%	$377
Total cash costs (per oz)	$692	$570	21%	$545
Segment income ($ millions)[2]	$397	$315	26%	$143
Segment EBITDA ($ millions)[3]	$538	$429	25%	$236
Capital expenditures ($ millions)[4]	$284	$225	26%	$134

For the years ended December 31	IFRS			US GAAP
73.9% basis[1]	2011	2010	% Change	2009
Total tons mined (millions)	37	35	6%	41
Ore tons processed (millions)	6	7	(14%)	7
Average grade (ozs/ton)	0.096	0.094	2%	0.114
Gold produced (000s/oz)	509	564	(10%)	716
Cost of sales ($ millions)	$523	$480	9%	$377
Total cash costs (per oz)	$692	$570	21%	$545
Segment income ($ millions)[2]	$293	$250	17%	$143
Segment EBITDA ($ millions)[3]	$398	$342	16%	$236
Capital expenditures ($ millions)[4]	$210	$176	19%	$134

[1]	These amounts represent our equity share of results. The dilution of our ownership interest in ABG to approximately 73.9% impacts our operating statistics from second quarter 2010 onwards.
[2]	Segment income excludes income taxes.
[3]	EBITDA is a non-GAAP financial performance measure with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 76 of this MD&A.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income for 2011, on a 100% basis, were $538 million and $397 million, an increase of 25% and 26%, respectively, over the prior year. The increases were primarily as a result of higher realized gold prices, which was partially offset by lower sales volume and higher total cash costs.

Barrick’s equity interest in 2011 production was 0.509 million ounces, slightly lower than the most recent regional guidance of 0.515 to 0.560 million ounces. Lower than originally expected production in 2011 was

BARRICK YEAR-END 2011	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

mainly due to a decrease in production at North Mara, partially offset by higher production at Tulawaka. The decrease at North Mara was due to mine sequencing, which resulted in the processing of lower grade stockpiles as a result of its ongoing waste stripping program. The increase at Tulawaka was due to higher average head grades from underground operations.

In 2011, cost of sales, on a 100% basis, increased by 18% over 2010 primarily due to higher direct mining costs, which is largely due to inflationary pressures and increases in commodity inputs for key operating consumables. Compared to 2010, 2011 total cash costs per ounce were $692, up 21% and were within our regional guidance range of $675 to $700 per ounce. The increase in total cash costs was primarily due to higher costs across our operations.

In 2012, we expect equity gold production, reflecting our 73.9% ownership of ABG, to be in the range of 0.500 to 0.535 million ounces, which is consistent with 2011. North Mara production is expected to be higher due to higher ore grades mined and milled from slightly fewer tons processed. Buzwagi production is lower due to a shift to mining lower grade areas. Total gold cash costs are expected to be $790 to $860 per ounce compared to $692 per ounce in 2011. Total cash costs per ounce are expected to be higher due to the production mix impact of lower Buzwagi grades and an increase in labor, gas and electricity costs at several sites.

Beyond 2012, ABG has identified various opportunities to add production, including the Gokona/Nyabigena underground zones at North Mara; a process plant expansion and the Upper East Zone at Bulyanhulu; and at the Golden Ridge exploration property. ABG continues to make progress in its evaluation of these opportunities to create value at its existing operations and to develop acquired exploration properties.

Capital Projects

Summary of Financial and Operating Data

($ millions)	IFRS			US GAAP
For the years ended December 31	2011	2010	% Change	2009
E&E expense[1]	$ 53	$ 21	152%	49
E&E expenses incurred by equity investees[2]	2	11	(82%)	93
Total E&E expenses	55	32	72%	142
Segment income (loss)	(165)	(18)	817%	(109)
Segment EBITDA	(155)	(15)	933%	(106)
Capital expenditures[3]
Pascua-Lama	1,191	724	65%	202
Pueblo Viejo	521	592	(12%)	433
Cerro Casale	83	50	66%	-
Cortez Hills	-	19	(100%)	-
Buzwagi				52
Equity investees	39	25	56%
Subtotal	1,834	1,410	30%	687
Capital commitments[4]	$ 1,338	$ 1,253	31%	1,018

[1]	Amounts presented represent our share of E&E expense.
[2]

Amounts presented represent our share of project development expense from projects for which we use the equity accounting method managed by Capital Projects, including Donlin Gold and Cerro Casale (until March 31, 2010).

[3]	Amounts presented represent our share of capital expenditures on a cash basis.
[4]	Capital commitments represent purchase obligations as at December 31 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.

We spent $53 million in E&E expenses (our share) in capital expenditures in 2011 as compared to prior year E&E expense of $21 million. The increase in E&E compared to 2010 primarily relates to increased E&E expenses at our capital projects, partially offset by decreased E&E expenditures incurred by our equity investees. The increase in capital expenditures primarily relates to increased construction activities at our Pascua-Lama project.

Projects in construction

Barrick has targeted growth in production to approximately nine million ounces of gold by 201616., driven largely by Pueblo Viejo and Pascua-Lama. Total cash costs per ounce are expected to benefit from these two large, low-cost projects as they come on stream in 2012 and 2013, respectively. These two high quality

[16]

The target of 9 M oz of annual production by 2016 reflects a current assessment of the expected production and timeline to complete and commission Barrick’s projects currently in construction (Pueblo Viejo and Pascua-Lama) and the Company’s current assessment of existing mine site opportunities, some of which are sensitive to metal price and various capital and input cost assumptions.

BARRICK YEAR-END 2011	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

mines are expected to contribute 1.5 million ounces17 of average annual production and have a significant positive impact on Barrick’s overall total cash costs.

Pueblo Viejo

At the Pueblo Viejo project in the Dominican Republic, first production continues to be expected in mid-2012 and overall construction is currently about 90% complete. At the end of Q4, approximately 85% of the expected total mine construction capital of $3.6 -$3.8 billion18 (100% basis) or $2.2 -$2.3 billion (Barrick’s 60% share) had been committed. About 13 million tonnes of ore, representing approximately 1.4 million contained gold ounces, has been stockpiled to date. Construction of the tailings facility progressed during Q4 with the receipt of approvals to re-commence construction. The oxygen plant is expected to undergo pre-commissioning testing in Q1 2012, with the first two autoclaves undergoing pre-commissioning in Q2 2012. Construction of the transmission line connecting the site to the national power grid was completed during Q4 2011, and the inter-connect to the grid has been achieved. As part of a longer-term, optimized power solution for Pueblo Viejo, the Company has started early works to construct a dual fuel power plant at an estimated incremental cost of approximately $300 million (100% basis). The power plant would commence operations utilizing heavy fuel oil, but have the ability to subsequently transition to lower cost liquid natural gas. The new plant is expected to provide lower cost, long-term power to the project.

Pueblo Viejo is expected to contribute approximately 100,000-125,000 ounces to Barrick at total cash costs of $400-$500 per ounce19 in 2012 as it ramps up to full production in 2013. Barrick’s 60% share of annual gold production in the first full five years of operation is expected to average 625,000-675,000 ounces at total cash costs of $300-$350 per ounce20.

Pascua-Lama

At the Pascua-Lama project, approximately 55% of the previously announced pre-production capital of $4.7 -$5.0 billion21 has been committed and first production is

[17]	Based on the estimated cumulative average annual production in the first full five years once both are at full capacity.
[18]	Based on gold and oil price assumptions of $1,300/oz and $100/bbl, respectively.
[19]

Based on 2012 gold and oil price assumptions of $1,700/oz and $100/bbl, respectively. The 2012 total cash cost estimate is dependent on the rate at which production ramps up after commercial levels of production are achieved.

A change in the efficiency of the ramp up could have a significant impact on this estimate.

[20]	Based on gold and oil price assumptions of $1,300/oz and $100/bbl, respectively.
[21]	Based on gold, silver and oil price assumptions of $1,300/oz, $25/oz and $100/bbl, respectively and assuming a Chilean peso f/x rate of 475:1.

expected in mid-2013. The project is being impacted by labor and commodity cost pressures as a result of inflation, competition for skilled labor, the impact of increased Argentinean customs restrictions on equipment procurement and lower than expected labor productivity.

In Chile, earthworks were about 95% complete at the end of Q4, and in Argentina, earthworks construction was approximately 65% complete at year end. Approximately 40% of the concrete has been poured at the processing facilities in Argentina and about 15% of the structural steel has been erected to date. Occupancy of the construction camps in Chile and Argentina continues to ramp up with 6,500 beds available by the end of 2011. The camps are expected to reach their full capacity of 10,000 beds in mid-2012. Average annual gold production from Pascua-Lama is expected to be 800,000–850,000 ounces in the first full five years of operation at negative total cash costs of $225-$275 per ounce21 based on a silver price of $25 per ounce. For every $1 per ounce increase in the silver price, total cash costs are expected to decrease by about $35 per ounce over this period.

Projects in feasibility

Cerro Casale

At the Cerro Casale project in Chile, basic engineering was completed on schedule in Q4. The EIA permitting process is anticipated to be completed by the end of 2012, after which Barrick will consider a construction decision, commencement of detailed engineering and sectoral permitting. Ongoing consultation with the government, local communities and indigenous groups is continuing in parallel with permitting.

Barrick’s 75% share of average annual production is anticipated to be 750,000-825,000 ounces of gold and 190-210 million pounds of copper in the first full five years of operation at total cash costs of $200-$250 per ounce22. Estimated total mine construction capital is approximately $6.0 billion (100% basis)22,23.

Donlin Gold

At the 50%-owned Donlin Gold project in Alaska, the revised feasibility study, which includes updated costs and the utilization of natural gas, has been completed and acceptance of the study by the Board of Donlin Gold LLC is expected in the first half of 2012. Mine construction capital is expected to be approximately

[22]	Based on gold, copper, and oil price assumption of $1,300/oz, $3.25/oz and $100/bbl, respectively and assuming a Chilean peso f/x rate of 475:1.
[23]	Based on Q2 2011 prices and does not include escalation for inflation.

BARRICK YEAR-END 2011	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

$6.7 billion (100% basis)24, which includes a natural gas pipeline that is anticipated to lower long-term power costs and offer a better environmental and operational solution for power connection to the site. Permitting is expected to commence following approval by the Board of the revised feasibility study. Donlin Gold is anticipated to produce about 1.5 million ounces of gold annually (100% basis) in its first full five years of operation.

Copper

Summary of Financial and Operating Data

	IFRS			US GAAP
For the years ended December 31	2011	2010	% Change	2009
Copper produced (millions of lbs)	451	368	23%	393
Cost of sales ($ millions)	$ 983	$ 430	129%	$ 444
Total cash costs (per lb)	$ 1.75	$ 1.10	59%	$ 1.17
Segment income ($ millions)[1]	$ 644	$ 607	6%	$ 570
Segment EBITDA ($ millions)[2]	$ 817	$ 697	17%	$ 646
Capital expenditures ($ millions)[3]	$ 333	$ 55	505%	$ 39

[1]	Segment income excludes income taxes.
[2]	EBITDA is a non-GAAP financial performance measure with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 76 of this MD&A.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income for 2011 were $817 million and $644 million, an increase of 17% and 6%, respectively, over the prior year. Segment income for 2011 was $644 million, up $37 million as compared to the prior year. The increases were primarily as a result of higher realized copper prices and sales volumes, which were partially offset by higher total cash costs. Segment EBITDA was negatively affected by $34 million in inventory purchase accounting adjustments related to mineral inventory that was acquired as part of the Equinox acquisition. Segment income was also affected by depreciation of fair value increments arising from the allocation of the purchase price.

Copper production in 2011 was 451 million pounds, which was 23% higher than the prior year, and was in line with the low end of our regional guidance range of 450 to 460 million pounds. The increase in production level was mainly due to production from Lumwana, which was acquired as part of the Equinox transaction, partially offset by lower production in Zaldívar due to lower average head grades and the impact of the divestiture of Osborne in the third quarter of 2010.

[24]	Based on Q2 2011 prices and does not include escalation for inflation.

In 2011, cost of sales increased by 129% over the prior year, primarily due to the inclusion of Lumwana production and the impact of higher input prices for fuel, power and sulfuric acid costs at Zaldívar. Total cash costs per pound increased by 59% over the prior year, reflecting higher direct production costs and lower production levels at Zaldívar and the impact of higher cost production from Lumwana. Total cash costs were slightly above the high end of our recent guidance range of $1.60 to $1.70 per pound.

In 2012, we expect copper production in the range of about 550 to 600 million pounds, resulting from a full year of production from Lumwana and the mid-year start-up of Jabal Sayid. Production at Zaldívar is expected to remain at levels similar to 2011. Total cash costs for copper are expected to be in the range of $1.90 to $2.20 per pound, approximately $0.30 higher than 2011 and mainly the result of the impact of a full year’s contribution from Lumwana, an increase to the Zambian government royalty rate, start-up of Jabal Sayid at higher average cash costs per pound and an increase in market prices for sulfuric acid at Zaldívar.

Projects in construction

Jabal Sayid

Overall construction of the Jabal Sayid copper project in Saudi Arabia was about 75% complete at the end of Q4. Subject to receipt of final approvals, the operation is expected to enter production in the second half of 2012 at total construction capital of approximately $400 million, of which 85% had been committed at the end of Q4. Underground mine development for first ore production and concrete works was completed in Q4 and bulk earthworks were about 90% complete. Jabal Sayid is expected to produce 35-45 million pounds of copper in 2012 at total cash costs of $2.15 -$2.50 per pound25. Average annual production from Lodes 2 and 4 is expected to be 100-130 million pounds over the first full five years of operation at total cash costs of $1.50 -$1.70 per pound. Results from recent drilling beneath Lode 4 demonstrate that the width of mineralization towards the base of the current resource model had been underestimated by lack of drilling. In addition to the previous intercept of 111 meters grading 2.67% copper, recent drilling has intersected 119 meters at 1.2% copper. This area will be the focus of ongoing drilling and resource/reserve upgrades and additions in 2012.

[25]

Based on 2012 copper and gold price assumptions of $3.50/lb and $1,700/oz, respectively. The 2012 total cash cost estimate is dependent on the rate at which production ramps up after commercial levels of production are achieved. A change in the efficiency of the ramp up could have a significant impact on this estimate.

BARRICK YEAR-END 2011	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Projects in Feasibility

Zaldívar Sulfides Expansion

A scoping study has also been completed on the Zaldívar deep sulfides and a prefeasibility study by year end 2012. Although this project is in the early stages, this expansion opportunity has the potential to benefit life of mine production starting as early as 2017 and significantly extend the mine life.

Lumwana Expansion

At Lumwana, activity has been ramped up with 17 drill rigs on the property focusing on resource definition drilling at Chimiwungo to convert inferred resources into the indicated category and step-out drilling to the south and east to extend the mineralization. Drilling to date has confirmed the thickened eastern shoot of Chimiwungo and selected highlights include 44 meters grading 1.00% copper, 44 meters at 1.07%, 41 meters at 0.80%, 37 meters at 0.91% and 20 meters at 1.60%. In addition to these strong results within the resource area, drilling further to the east is intersecting shallower than expected mineralization. A prefeasibility study on an expansion that could potentially double processing rates at Lumwana is expected to be completed by year end 2012.

Kabanga

At the 50%-owned Kabanga nickel project in Tanzania, preliminary engineering continues along with efforts to obtain an approved Environmental Impact Assessment and a Special Mining License and negotiate a Mineral Development Agreement with the Tanzanian government by the end of 2012, at which point the partners expect to make a construction decision.

BARRICK YEAR-END 2011	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)
	As at December 31, 2011	As at December 31, 2010
Total cash and equivalents	$ 2,745	$ 3,968
Non-cash working capital	2,335	1,695
Non-current assets	42,339	27,566
Other assets	1,465	1,408
Total Assets	48,884	34,637
Non-current liabilities excluding adjusted debt	7,361	4,537
Adjusted debt[1]	13,058	6,392
Other liabilities	2,911	2,491
Total Liabilities	23,330	13,420
Total shareholders’ equity	23,363	19,472
Non-controlling interests	2,191	1,745
Total Equity	$ 25,554	$ 21,217
Dividends	$ 509	$ 436
Net debt[1]	$ 10,320	$ 2,427
Total common shares outstanding (millions of shares)[2]	1,000	999
Key Financial Ratios:
Current ratio[3]	2.25:1	2.84:1
Adjusted debt-to-equity[4]	0.56:1	0.33:1
Net debt-to-equity[5]	0.44:1	0.12:1
Net debt-to-total capitalization[6]	0.33:1	0.10:1
Return on equity[7]	22%	20%

[1]	Adjusted debt and net debt are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 79 of this MD&A.
[2]	Total common shares outstanding do not include 6.9 million stock options. The increase from December 31, 2010 is due to the exercise of stock options and the conversion of debentures.
[3]	Represents current assets divided by current liabilities as at December 31, 2011 and December 31, 2010.
[4]	Represents adjusted debt divided by total shareholders’ equity as at December 31, 2011 and December 31, 2010.
[5]	Represents net debt divided by total shareholders’ equity as at December 31, 2011 and December 31, 2010.
[6]	Represents net debt divided by capital stock and long-term debt at December 31, 2011 and December 31, 2010.
[7]	Represents adjusted net earnings divided by average shareholders’ equity as at December 31, 2011 and December 31, 2010.

Balance Sheet Review

Total assets were $49 billion in 2011, an increase of $14.2 billion or 41% compared to 2010. The increase primarily reflects an increase in property, plant and equipment and goodwill, which were partially offset by a decrease in cash and equivalents. This reflects the impact of our acquisition of Equinox in the second quarter of 2011 as well as the significant capital expenditures primarily related to our projects in construction. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities increased by $10 billion or 74% compared to 2010, largely due to the issuance of $6.5 billion of new debt in connection with the acquisition of Equinox.

BARRICK YEAR-END 2011	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sources and Uses of Net Debt

	For the years ended December 31
(in $ millions)	2011	2010
Operating Activities
Adjusted operating cash flow	$ 5,680	$5,241
Settlement of gold sales contracts	-	(656)
Acquisition costs expensed and related working capital movements	(204)	-
Withholding tax payment	(161)
Operating inflows	$ 5,315	$4,585
Investing activities
Capital expenditures - minesite sustaining	(980)	(865)
Capital expenditures - open pit and underground mine development	(842)	(595)
Capital expenditures - minesite expansion[1]	(533)	(257)
Capital expenditures - projects[1]	(2,618)	(2,061)
Acquisitions	(7,677)	(813)
Other investing activities	(177)	(39)
Total investing outflows	(12,827)	(4,630)
Financing activities (excluding debt)
Proceeds from public issuance of common shares by a subsidiary	-	884
Dividends	(509)	(436)
Funding from non-controlling interests	403	114
Repayments of debt related to the acquisitions	(347)	-
Deposit on silver sales agreement	138	137
Other financing activities	(9)	102
Total financing (outflows) inflows	(324)	801
Other movements	(116)	30
Conversion of convertible debt		176
Settlement (recognition) of obligation to close out gold sales contracts	-	656
Adjustment for Pueblo Viejo financing (partner’s share), net of cash	59	310
Net (decrease) increase in net debt	7,893	(1,928)
Net debt at beginning of period[2]	2,427	4,355
Net debt at end of period[2]	$ 10,320	$ 2,427

[1]	The amounts include capitalized interest of $382 million (2010: $275 million).
[2]	Net debt is a non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 79 of this MD&A.

As at December 31, 2011 net debt was $10.3 billion, and our net debt-to-equity ratio and net debt-to-total capitalization ratios were 0.44:1 and 0.33:1, respectively. This compares to net debt as at December 30, 2010 of $2.4 billion, and net debt to equity and net debt-to-total capitalization ratios of 0.12:1 and 0.10:1, respectively. The increase in net debt, net debt-to-equity and net debt-to-total capitalization ratios are largely due to the additional debt issued in connection with our acquisition of Equinox. The majority of our outstanding long-term debt matures at various dates beyond 2013. In January 2012, we entered into a new credit facility of $4 billion with an interest rate of LIBOR plus 1.00%, which matures in 2017. Coincident with this agreement becoming effective, we terminated our $2 billion facility that was secured in May 2011 and transferred the $1 billion drawn on the $2 billion facility to the new $4 billion facility. As a result, our total scheduled debt repayments in the next couple of years is $2,287 million. Counterparties to debt and derivative instruments do not have unilateral discretionary rights to accelerate repayment at earlier dates, and therefore we are largely protected from short-term liquidity fluctuations.

Shareholders’ Equity
Outstanding Share Data
As at January 27, 2012	Number of shares
Common shares	1,000,422,260
Stock options	6,845,296

Dividend Policy

In 2011, we increased our annual dividend from $0.48 per common share to $0.60 per common share. This 25% increase in dividends reflects our ability to generate substantial cash flows from our operations in a high gold price environment. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy quarterly based on our current and projected liquidity profile, and capital requirements for capital projects and potential acquisitions.

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

In 2011, other comprehensive income was a loss of $156 million on an after-tax basis consisting primarily of gains of $411 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices, offset by reclassification adjustments totaling $506 million for gains on hedge contracts designated for 2011 that were transferred to earnings in 2011 in conjunction with the recognition in expense of the related hedge exposure;

BARRICK YEAR-END 2011	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

$41 million loss transferred to earnings related to gains recorded on the sale of shares in various investments and losses for impaired investments; $100 million of losses recorded as a result of changes in the fair value of investments held during the year; $36 million in losses for currency translation adjustments on Barrick Energy; $35 million actuarial loss on pension liability and a $69 million gain due to tax recoveries on the overall decrease in OCI.

Included in accumulated other comprehensive income at December 31, 2011 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $733 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next three years and are expected to help protect against the impact of the strengthening in the Australian and Canadian dollar exchange rates against the US dollar. These hedge gains/losses are expected to be recorded in earnings at the same time as the corresponding hedged operating costs/depreciation are recorded in earnings.

Financial Position

We have maintained a strong financial position despite the market turbulence that has been experienced over the past four years. Our strong earnings and operating cash flow growth have enabled us to make high return investments in our project pipeline and also consistently increase our dividends. This is illustrated by our significant cash and working capital balances which remain strong after the use of approximately $2 billion in cash for the acquisition of Equinox in 2011. Our debt-to-equity and debt-to-total capitalization ratios as at December 31, 2011 have also increased reflecting the additional debt issued in connection with our acquisition of Equinox.

Our strong financial position enabled us to fund the acquisition of Equinox through a combination of our existing cash balances and new debt, which helped up maintain the only A-rated balance sheet in the gold mining industry as measured by S&P. Our credit ratings, as established by S&P and Moody’s, have remained stable throughout this period of financial uncertainty. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. Deterioration in our credit rating would not adversely affect existing debt securities, but could impact funding costs for any new debt financing.

Credit Rating from Major Rating Agencies

At January 28, 2012:
Standard and Poor’s (“S&P”)	A-
Moody’s	Baa1

The key factors impacting our financial position, and therefore our credit rating, include the following:

•

Our market capitalization and the strength of our balance sheet, including the amount of net debt and our net debt-to-equity ratio (refer to the balance sheet review section of this MD&A for a discussion of key factors impacting these measures in 2011);

•	Our net cash flow, including cash generated by operating activities (refer to the liquidity and cash flow section of this MD&A for a discussion of key factors impacting these measures in 2011);
•	Expected capital expenditure requirements (refer to the outlook section of this MD&A for a discussion of key factors impacting these measures in future periods);
•	The quantity of our gold and copper reserves (refer to page 42 for more information); and
•	Our geo-political risk profile.

Liquidity and Cash Flow

Total cash and cash equivalents at the end of 2011 were $2.7 billion26. At year end, our cash position consisted of a mix of term deposits, treasury bills and money market investments. Our cash position is primarily denominated in US dollars. The decrease in cash and cash equivalents at December 31, 2011 compared to the end of the prior year is largely due to the use of approximately $2 billion for the acquisition of Equinox. To fund the remaining cost of the acquisition, we issued $4.0 billion of debt securities and we drew down $2.5 billion from our credit facilities. Upon completion of the renegotiation of one of our credit facilities in January 2012, we have a total of $5.5 billion under our credit facilities, with $3.0 billion available for drawdown as a source of financing.

One of our primary ongoing sources of liquidity is operating cash flow. In 2011, we generated $5.3 billion in operating cash flow, which was net of tax payments of about $2 billion, of which about $0.5 billion related to final 2010 income tax payments, compared to $4.6 billion of operating cash flow in 2010. Adjusted operating cash flow, which excludes the impact of payment of the settlement of gold sales contracts, transaction costs and working capital inputs related to

[26]	Includes $584 million cash held at ABG, which may not be readily deployed outside ABG.

BARRICK YEAR-END 2011	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

acquisition totaled $5.7 billion in 2011, an increase of 8% compared to 2010. The increase in adjusted operating cash flow was primarily due to growing cash margins with the rise in realized gold and copper prices and higher copper sales volumes, partially offset by higher income taxes paid and lower gold sales volumes. The most significant driver of the change in operating cash flow is market gold and copper prices. Future changes in those market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

The table below illustrates the sensitivity impact of changes in gold and copper prices on our 2011 production levels.

	Change in price	Impact on EBITDA
Gold	100/oz	$ 0.8 billion
Copper	$ 0.50/lb	$ 0.2 billion

Working Capital

(in $ millions)	As at December 31, 2011	As at December 31, 2010
Inventories[1]	$ 3,651	$ 2,838
Other current assets	507	615
Accounts receivable	426	370
VAT and fuel tax receivables[2]	466	349
Accounts payable and other current liabilities	(2,715)	(2,477)
Non-cash working capital	$ 2,335	$ 1,695

[1]	Includes long-term stockpiles of $1,153 million (2010: $1,040 million).
[2]	Includes long-term VAT and fuel tax receivables of $272 million (2010: $138 million).

Operating cash flow and adjusted operating cash flow were also impacted by a $640 million increase in non-cash working capital. The increase in non-cash working capital primarily relates to an increase in inventories, partially offset by an increase in accounts payable and other current liabilities. The increase in inventory related to an increase in ore in stockpiles of approximately $114 million, principally at Porgera and Goldstrike. These increases were partially offset by a decrease at Cortez as a result of the processing of ore stockpiles in the second half of the year.

The principal uses of operating cash flow are to fund our capital expenditures, including construction activities at our advanced projects; acquisitions; dividend payments; and repayments of our outstanding debt.

Assuming we are able to sustain our current level of cash generation, continue to pay dividends at current rates totaling about $0.6 billion per year and incur minesite sustaining capital expenditures of about $2 billion per year, $3 billion per year of free cash flow would be available for investment in capital projects, minesite expansion opportunities and acquisitions. We expect to complete construction at Pueblo Viejo in mid-2012 and Jabal Sayid in the second half of 2012, with Pascua-Lama in construction throughout 2012. Therefore, we expect 2012 to be a peak year of capital expenditure and anticipate the amount of capital expenditures to begin declining in 2013 and beyond. However, capital expenditures will be significantly impacted by the timing and expenditure levels relating to other major new mine projects and mine expansions, which are subject to permitting approvals and final construction decisions. A material adverse decline in the market price of gold and/or copper could impact the timing of final construction decisions on these other major new mine projects that are not yet in construction.

We take a balanced approach to capital allocation and subject all investment decisions to a rigorous and disciplined internal capital allocation review. This review entails an assessment of our overall liquidity, the overall level of investment required, and the prioritization of investments based on the merits of each opportunity relative to the portfolio of investment choices we have. This review may result in good opportunities being held back in favor of higher return projects and should allow us to generate the best return on investment decisions when we are faced with a multitude of prospects. The assessment also takes into account expected levels of future operating cash flow and the cost and availability of new financing. Future changes in market gold prices and/or copper prices could impact the timing and amount of cash available for future investment in capital projects, acquisitions, dividends, debt repayments and/or other uses of capital.

Alternatives for sourcing our future capital or other liquidity needs include $3.0 billion of availability under our credit facilities, future operating cash flow, project financings and further debt or equity financings. These alternatives should provide us with the flexibility to fund any cash flow shortfall and are continually evaluated to determine the optimal mix of capital resources for our capital needs.

Cash used in investing activities amounted to $12,827 million in 2011, an increase of $8,197 million compared to 2010, primarily due to the $7,482 million acquisition of Equinox in the second quarter of 2011.

BARRICK YEAR-END 2011	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures1

For the years ended December 31
($ millions)	2011	2010
Capital expenditures - gold projects
Pascua-Lama	$ 1,191	$ 724
Pueblo Viejo	521	592
Cerro Casale	83	50
Cortez Hills	-	19
Subtotal[2]	$ 1,795	$ 1,385
Copper projects
Jabal Sayid	$ 105	-
Subtotal	$ 1,900	$ 1,385

Capital expenditures attributable to non-controlling interests[3]	375	407

Total consolidated project capital expenditures	$ 2,275	$ 1,792

Capital expenditures - minesite expansion
Gold
North America	255	$ 228
South America	96	23

African Barrick Gold	50	-
Copper	93	-

Total capital expenditures - minesite expansion	$ 494	$ 251

Capital expenditures - minesite sustaining
Gold
North America	$ 254	$ 198
South America	140	172
Australia Pacific	192	190
African Barrick Gold	136	96
Copper	69	55
Other[4]	189	154

Total capital expenditures - minesite sustaining	$ 980	$ 865

Capital expenditures - open pit and underground mine development
Gold
North America	$ 345	$ 177
South America	62	98
Australia Pacific	271	191
African Barrick Gold	98	129
Copper	66	-

Total capital expenditures - open pit and underground mine development	$ 842	$ 595
Capitalized interest	382	275
Total consolidated capital expenditures	$ 4,973	$ 3,778
Capital expenditures attributable to non-controlling interests[3]	375	407
Total capital expenditures attributable to Barrick	$4,598	$3,371
Total capital expenditures - copper	385	55

Total capital expenditures - gold	4,024	3,162

Capital expenditures - other	189	154
Total capital expenditures attributable to Barrick	$4,598	$3,371
[1]	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.
[2]	On an accrual basis, our share of project capital expenditures is $2,501 million including capitalized interest.
[3]	Amount reflects our partner’s share of expenditures at the Pueblo Viejo and Cerro Casale project on a cash basis.
[4]	These amounts include $162 million of capital expenditures at Barrick Energy (2010: $86 million).

Our ability to access low-cost borrowing allowed us to generate financing cash inflow of $6,291 million in 2011. The significant financing activities in 2011 include financing inflows of $4 billion in debt securities and $2.5 billion in proceeds from the drawdown of our line of credit. These amounts were partially offset by dividend payments of $509 million and debt repayments of $380 million. This compares to financing inflows in 2010 of $1,434 million, which primarily includes $884 million in proceeds from public issuance of common shares by ABG in the first quarter 2010 and the drawdown of $782 million of Pueblo Viejo project financing in second quarter 2010 partially offset by debt repayments of $149 million and dividend payments of $436 million.

Financial Instruments

We use a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 22 to our consolidated financial statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, liquidity risk and credit risk, refer to notes 2 and 25 to our consolidated financial statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer also to note 2 to our consolidated financial statements.

Counterparty Risk

Our financial position is also dependent, in part, on our exposure to the risk of counterparty defaults related to the net fair value of our derivative contracts. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of

BARRICK YEAR-END 2011	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

a financial instrument. Counterparty risk can be assessed both in terms of credit risk and liquidity risk. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.

For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. However, liquidity risk exists to the extent a counterparty is no longer able to perform in accordance with the terms of the contract due to insolvency. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. For a net positive amount, this is a reasonable basis to measure credit risk when there is a legally enforceable master netting agreement. We mitigate credit and liquidity risk by:

•	Entering into derivatives with high credit-quality counterparties;
•	Limiting the amount of exposure to each counterparty; and
•	Monitoring the financial condition of counterparties.

As of December 31, 2011, we had 24 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties with which we hold a net asset position (total balance attributable to the counterparties is $899 million), four hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 14%. We have two counterparties with which we are in a net liability position, for a total net liability of 1 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

Summary of Financial Instruments

As at December 31, 2011
Financial Instrument	Principal/Notional Amount				Associated Risks
				•	Interest rate
Cash and equivalents		$ 2,745	million	•	Credit
				•	Credit
Accounts receivable		$ 426	million	•	Market
				•	Market
Available-for-sale securities		$ 161	million	•	Liquidity
Accounts payable		$ 2,083	million	•	Interest rate
Debt		$ 13,434	million	•	Interest rate
Restricted share units		$ 48	million	•	Market
Deferred share units		$ 8	million	•	Market
Derivative instruments - currency contracts	CAD	1,239	million	•	Credit
	CLP	800,130	million	•	Market/liquidity
	AUD	4,471	million
	EUR	35	million
	PGK	40	million
	ZAR	510	million
Derivative instruments - silver contracts		45	million oz	•	Market/liquidity
Derivative instruments - copper contracts		289	million lbs	•	Credit
Derivative instruments - energy contracts	Diesel	5.0	million bbls	•	Market/liquidity
	Propane	4	million gallons	•	Credit
Derivative instruments - interest rate contracts	Receive fixed interest rate swaps	$ 200	million	•	Market/liquidity
Non-hedge derivatives		various		•	Market/liquidity
				•	Credit

BARRICK YEAR-END 2011	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

Commitments and Contingencies

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various stages of development, from preliminary exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past decision hurdles. Three projects were at an advanced stage at December 31, 2011, namely Pueblo Viejo, Pascua-Lama and Jabal Sayid (refer to pages 46-48 for further details).

Contractual Obligations and Commitments

	Payments due As at December 31
($ millions)	2012	2013	2014	2015	2016	2017 and thereafter	Total
Debt[1]
Repayment of principal	$ 168	$ 2,061	$ 1,140	$ 190	$ 2,590	$ 7,142	$ 13,291
Capital leases	28	30	26	24	16	19	143
Interest	562	544	506	480	442	5,096	7,630
Provisions for environmental rehabilitation[2]	151	126	72	79	111	1,791	2,330
Operating leases	25	22	15	14	11	68	155
Restricted share units	27	19	2	-	-	-	48
Pension benefits and other post-retirement benefits	37	28	28	28	28	141	290
Derivative liabilities[3]	22	10	20	9	3	-	64
Purchase obligations for supplies and consumables[4]	872	215	149	114	192	206	1,748
Capital commitments[5]	1,740	15	1	1	7	-	1,764
Social development costs	16	16	6	6	6	64	114
Total	$ 3,648	$ 3,086	$ 1,965	$ 945	$ 3,406	$ 14,527	$ 27,577

[1]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2011. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted future payments for the expected cost of provisions for environmental rehabilitation.
[3]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under notes 22 to the consolidated financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[4]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[5]

Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2011 mainly relate to construction capital at Pueblo Viejo, Pascua-Lama and Jabal Sayid.

Litigation and Claims

We are currently subject to various litigation as disclosed in note 33 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation.

If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK YEAR-END 2011	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

	2011				2010
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$3,789	$4,007	$3,426	$3,090	$3,011	$2,788	$2,621	$2,581
Realized price - gold[2]	1,664	1,743	1,513	1,389	1,368	1,237	1,205	1,114
Realized price - copper[2]	3.69	3.54	4.07	4.25	3.99	3.43	2.93	3.29
Cost of sales	1,733	1,730	1,496	1,357	1,331	1,301	1,262	1,268
Net earnings[4]	959	1,365	1,159	1,001	961	942	859	820
Per share (dollars)[3,4]	0.96	1.37	1.16	1.00	0.97	0.96	0.87	0.83
Adjusted net earnings[5]	1,166	1,379	1,117	1,004	1,018	912	824	763
Per share (dollars)[3,4]	1.17	1.38	1.12	1.01	1.02	0.93	0.84	0.78
EBITDA[5]	1,998	2,460	2,090	1,828	1,770	1,669	1,489	1,593
Operating cash flow	1,224	1,902	750	1,439	866	1,441	1,127	1,151
Adjusted operating cash flow[5]	$1,299	$2,004	$938	$1,439	$1,522	$1,441	$1,127	$1,151

[1]	The amounts presented in this table include the results of discontinued operations.
[2]

Per ounce/pound weighted average. Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 77 of this MD&A.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]	Sum of all the quarters may not add up to the yearly total due to rounding.
[5]

Adjusted net earnings, EBITDA and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 72 - 79 of this MD&A.

Our financial results for the last eight quarters reflect a trend of increasing spot gold and copper prices that have translated into increasing revenues, net earnings, EBITDA and adjusted operating cash flow partially offset by higher gold and copper production costs mainly caused by inflationary pressures. These financial results were driven by tremendous gold margins. Our results have shown significant margin expansion over the past several years as we continue to benefit from rising gold prices and held the line on our cash cost.

Fourth Quarter Results

In fourth quarter 2011, we reported net earnings and adjusted net earnings of $959 million and $1,166 million, respectively, compared to $961 million and $1,018 million, respectively, in fourth quarter 2010.

The decrease in both net earnings and adjusted net earnings were largely driven by higher market gold and copper prices along with higher gold and copper sales volumes, which were partially offset by higher cost of sales applicable to gold and copper and higher total cash costs for gold and copper.

In fourth quarter 2011, we sold 1.87 million ounces of gold and 135 million pounds of copper, compared to 1.83 million ounces of gold and 103 million pounds of copper in fourth quarter 2010. Revenues in fourth quarter 2011 were higher than the same prior year period reflecting higher market prices for both copper and gold and higher gold and copper sales volumes. In fourth quarter 2011, cost of sales was $1,733 million, total cash costs of gold was $505 per ounce and total cash cost of $1.99 per pound for copper, an increase of $402 million, $65 per ounce, and $0.91 per pound respectively, from fourth quarter 2010. Cost of sales was higher, reflecting higher direct mining costs, including higher labor, energy, maintenance and consumable costs, the impact of including production from Lumwana, beginning on June 1, 2011, partially offset by an increase in capitalized production phase stripping costs for gold. Total gold cash costs were higher as a result of increasing direct mining costs, including higher labor, energy, maintenance and consumables costs. Total copper cash costs increased due to inclusion of Lumwana production in the sales mix. In fourth quarter 2011, net cash costs increased by $104 per ounce to $382 per ounce, compared to $278 per ounce in fourth quarter 2010, reflecting higher total gold cash costs.

Operating cash flow in fourth quarter 2011 was $1,224 million, a significant increase from fourth quarter 2010. Fourth quarter operating cash flow of 2010 reflected the cost of settling the gold sales contracts of $656 million.

Adjusted operating cash flow for the fourth quarter was $1,299 million, down 15% from the prior year period. The decrease in adjusted operating cash flow reflects lower net earnings and higher income taxes paid. Adjusted operating cash flow before working capital adjustments was $1,405 million, down $639 million from the prior year period.

BARRICK YEAR-END 2011	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

We have adopted IFRS effective January 1, 2011. Our transition date is January 1, 2010 (the “transition date”) and the Company has prepared its opening IFRS balance sheet as at that date. Our IFRS accounting policies are described in note 2 of the Financial Statements.

Elected exemptions from full retrospective application

In preparing the accompanying Financial Statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i) Business combinations

We have applied the business combinations exemption in IFRS 1 to not apply International Financial Reporting Standard 3 Business Combinations (“IFRS 3”) retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

(ii) Fair value or revaluation as deemed cost

We have elected to measure certain items of Property, Plant and Equipment (“PP&E”) at fair value as at January 1, 2010 or revaluation amounts previously determined under US GAAP and use those amounts as deemed cost as at January 1, 2010. We have made this election at the following properties: Pascua-Lama, Goldstrike, Plutonic, Marigold, Pierina, Sedibelo and Osborne. We have also elected to adopt this election for certain assets at Barrick Energy, which were adjusted by $166 million to their fair value of $342 million on the transition date to IFRS, due to a decline in oil prices.

(iii) Asset related to Provision for Environmental Rehabilitation

We have elected to take a simplified approach to calculate and record the asset related to the environmental rehabilitation provision on our opening IFRS consolidated balance sheet. The environmental rehabilitation provision calculated on the transition date in accordance with International Accounting Standard 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) was discounted back to the date when the provision first arose on the mineral property, at which date the corresponding asset was set up and then depreciated to its carrying amount as at the transition date.

(iv) Employee benefits

We have elected to recognize all cumulative actuarial gains and losses as at January 1, 2010 in opening retained earnings for the company’s employee benefit plans.

(v) Cumulative translation differences

We have elected to set the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income (“AOCI”), to zero as at January 1, 2010 and absorbed the balance into retained earnings.

BARRICK YEAR-END 2011	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Consolidated Balance Sheets as Reported Under US GAAP and IFRS

		January 1, 2010			December 31, 2010
	Ref	US GAAP[1]	Adj	IFRS	US GAAP[1]	Adj	IFRS
Assets
Current assets
Cash and equivalents		$ 2,564	$ -	$ 2,564	$ 3,968	$ -	$ 3,968
Accounts receivable		251	8	259	346	24	370
Inventories	A	1,540	(52)	1,488	1,852	(54)	1,798
Other current assets		524	(6)	518	947	(12)	935
Total current assets (excluding assets classified as held for sale)		4,879	(50)	4,829	7,113	(42)	7,071
Assets classified as held for sale		59	41	100	-	-	-
Total current assets		4,938	(9)	4,929	7,113	(42)	7,071
Non current assets
Equity in investees	B	1,136	(12)	1,124	291	105	396
Other investments	E	92	(30)	62	203	(32)	171
Property, plant and equipment	C	13,125	253	13,378	17,751	139	17,890
Goodwill	C	5,197	-	5,197	5,287	809	6,096
Intangible assets	C	66	209	275	140	335	475
Deferred income tax assets	D	949	(348)	601	467	158	625
Other assets	A, E	1,531	(173)	1,358	2,070	(157)	1,913
Assets of discontinued operations		41	(41)	-	-	-	-
Total assets		$ 27,075	$ (151)	$ 26,924	$ 33,322	$ 1,315	$ 34,637

Liabilities and Equity
Current liabilities
Accounts payable		$ 1,221	$ -	$ 1,221	$ 1,511	$ -	$ 1,511
Debt		54	-	54	14	-	14
Current income tax liabilities		94	10	104	535	15	550
Other current liabilities		381	(15)	366	429	(13)	416
Total current liabilities (excluding liabilities classified as held for sale)		1,750	(5)	1,745	2,489	2	2,491
Liabilities classified as held for sale		23	26	49	-	-	-
Total current liabilities		1,773	21	1,794	2,489	2	2,491
Non-current liabilities
Debt	F	6,281	(157)	6,124	6,678	(54)	6,624
Provisions	G	1,122	286	1,408	1,439	329	1,768
Deferred income tax liabilities	D	1,184	(224)	960	1,114	857	1,971
Other liabilities		1,145	(261)	884	868	(302)	566

Liabilities of discontinued operations		23	(23)	-	-	-	-
Total liabilities		11,528	(358)	11,170	12,588	832	13,420
Equity
Capital stock		17,390	2	17,392	17,790	30	17,820
Other		-	143	143	288	26	314
Retained earnings (deficit)	H	(2,382)	(153)	(2,535)	456	153	609

Accumulated other comprehensive income	I	55	177	232	531	198	729

Total equity attributable to Barrick Gold Corporation shareholders		15,063	169	15,232	19,065	407	19,472
Non-controlling interests	J	484	38	522	1,669	76	1,745
Total equity		15,547	207	15,754	20,734	483	21,217
Total liabilities and equity		$ 27,075	$ (151)	$ 26,924	$ 33,322	$ 1,315	$ 34,637

[1]	Certain US GAAP figures have been reclassified to conform to our IFRS financial statement presentation.

BARRICK YEAR-END 2011	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Comprehensive Income

		For the year ended December 31, 2010
	Ref	US GAAP[1]	Adj	IFRS
Revenues	K	$ 10,924	$ 77	$ 11,001
Costs and expenses
Cost of sales	L	5,350	(188)	5,162
Corporate administration		154	2	156
Exploration and evaluation	M	333	(104)	229
Other expense		463	(8)	455
Impairment charges (reversals)	N	7	(80)	(73)
		6,307	(378)	5,929
Other income		124	(8)	116
Loss from equity investees		(41)	17	(24)
Gain (loss) on non-hedge derivatives	O	-	69	69
Income before finance items and income taxes		4,700	533	5,233

Finance items
Finance income		14	-	14
Finance costs		(168)	(12)	(180)
Income before income taxes		4,546	521	5,067
Income tax expense	P	(1,370)	(191)	(1,561)
Income from continuing operations		3,176	330	3,506
Income from discontinued operations		121	3	124
Net income		3,297	333	3,630

Unrealized gains (losses) on available-for-sale (AFS) financial securities, net of tax		64	-	64

Realized (gains) losses and impairments (recoveries) on AFS financial securities, net of tax		(11)	-	(11)

Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax		485	33	518

Realized (gains) losses on derivatives designated as cash flow hedges, net of tax		(82)	(6)	(88)

Actuarial gains (losses) on post employment benefit obligations, net of tax		(2)	-	(2)
Currency translation adjustments, net of tax		22	(8)	14
Other comprehensive income		476	19	495
Total comprehensive income		$ 3,773	$ 352	$ 4,125

Attributable to:
Equity holders of Barrick Gold Corporation		$ 3,750	327	$ 4,077
Non-controlling interests		$ 23	$ 25	$ 48

[1]	Certain US GAAP figures have been reclassified to conform to our IFRS financial statement presentation.

BARRICK YEAR-END 2011	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Cash Flow

Under IFRS, as a result of capitalized production phase stripping costs and capitalized E&E costs, operating cash inflows for the year ended December 31, 2010 increased by $458 million to $4,585 million and investing cash outflows increased by $458 million to $4,630 million, compared to the equivalent US GAAP amounts for the same periods.

References

Consolidated Balance Sheets

A)	Inventories

Description	Jan.1, 2010	Dec.31, 2010
Capitalized production phase stripping[1]	$ (142)	$ (116)
Other[2]	3	(4)
	(139)	(120)
Short-term inventories	(52)	(54)
Long-term inventories	(87)	(66)
	$ (139)	$ (120)

1.

The most significant IFRS impact on inventory was the change in the accounting treatment of production phase stripping costs for open pit mines, which we capitalize to PP&E when management assesses that it is probable that the stripping costs will result in future economic benefits. Under US GAAP, these costs were treated as production costs. Capitalized production phase stripping costs also resulted in an increase in depreciation. Refer to note C below for more information on capitalized production phase stripping costs.

2.	Includes asset retirement cost adjustments. Refer to note C.

B)	Equity in Investees

Description	Jan.1, 2010	Dec.31, 2010
Highland Gold impairment reversal[1]	$ 55	$ 139
Elimination of interest capitalization on equity investees[2]	(125)	(46)
Capitalized E&E3	22	12
Accumulated hedge losses relating to capital expenditures reclassified[4]	36	-
	$ (12)	$ 105

1.

Under IFRS, past impairments of equity investments must be reversed in the future if there is a recovery in the fair value of the investment. In 2008, we recorded an impairment of $140 million on our investment in Highland Gold. The fair value of the investment has increased since the write down; therefore, partial reversals were recorded under IFRS at the transition date and in subsequent quarters.

2.

Under IFRS, our investment in equity investees are not qualifying assets that are eligible for interest capitalization. On transition and in subsequent quarters, this resulted in the reversal of previously capitalized interest on our equity investees where the primary activities are the development of mining projects, which principally impacted the carrying amount of our investment in Cerro Casale.

3.

Under US GAAP, E&E costs can only be capitalized when Barrick has declared US 2P reserves in accordance with Industry Guide 7 issued by the US SEC. Under IFRS, we capitalize E&E costs when management assesses that it is probable that the expenditures will result in future economic benefits. This resulted in the capitalization of previously expensed E&E costs for the Cerro Casale project.

4.

IFRS requires that hedge gains or losses on capital expenditures be recorded against the related asset. Accordingly, hedge losses on our capital expenditures incurred for equity method investments were reclassified from AOCI to Equity in Investees.

C)	Property, Plant and Equipment

	Increase (decrease) as at
Description	Jan.1, 2010	Dec.31, 2010
Land, Building and Equipment:
Deemed cost election for oil & gas properties[1]	$ (166)	$ (166)
Accumulated hedge gains reclassified from AOCI[2]	(56)	(62)
	(222)	(228)
Mining Interest - Depreciable:
Capitalized production phase stripping[3]	550	736
Asset retirement cost adjustments[4]	(41)	(19)
	509	717
Mining Interest - Non-Depreciable:
Capitalized E&E5	188	292
Acquired exploration properties reclassified to intangible assets[6]	(209)	(335)
Cerro Casale acquisition[7]	-	(313)
	(21)	(356)
Other adjustments	(13)	6
	$ 253	$ 139

1.

As permitted in IFRS 1, we took a deemed cost election for Barrick Energy, which resulted in an adjustment to the carrying amount of certain assets with an offset to retained earnings. For more information on IFRS 1 elections, refer to note 3a of the Financial Statements.

2.

IFRS requires that hedge gains or losses on capital expenditures be recorded with the related asset. Accordingly, hedge gains on our capital expenditures at capital projects and certain operating mines were reclassified from AOCI to the related asset.

3.

Under IFRS, production phase stripping costs that generate a future economic benefit are capitalized as open pit mine development costs within PP&E. On transition and in subsequent quarters, this resulted in a net increase in PP&E.

4.

As permitted in IFRS 1, we elected to take a simplified approach to calculate and record the asset related to the rehabilitation provision on our opening IFRS consolidated balance sheet. For more information on IFRS 1 elections available to first-time adopters, refer to note 3A of the Financial Statements. Subsequent to January 1, 2010, asset retirement costs increased or decreased based on movements in foreign exchange and discount rates.

5.

Under US GAAP, E&E costs can only be capitalized when Barrick has declared US 2P reserves in accordance with Industry Guide 7 issued by the US SEC. IFRS allows capitalization of E&E costs when management assesses that it is probable that the expenditures will result in future economic benefits. At January 1, 2010, the difference resulted from additional E&E costs capitalized under IFRS for the Pueblo Viejo, Buzwagi, Veladero and Lagunas Norte properties. Capitalized costs are net of accumulated depreciation.

6.

Under IFRS, on acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration potential including mineral resources, if any, of that property. This fair value is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. This change resulted in the reclassification of PP&E related to acquired exploration potential primarily for our Kainantu property, to Intangible Assets.

7.

Under IFRS, Cerro Casale met the definition of a business when we acquired an additional 25% ownership, obtaining control, in first quarter 2010. Under US GAAP, Cerro Casale was accounted for as an acquisition of an asset. This accounting difference resulted in the recognition of goodwill of $809 million.

BARRICK YEAR-END 2011	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjustments to PP&E by Segment:

	Increase (decrease) as at
Description	Jan.1, 2010	Dec.31, 2010
Gold
North America	$ 248	$ 272
South America	196	235
Australia Pacific	(154)	(74)
African Barrick Gold	21	4
Copper	6	14
Capital Projects	95	(161)
Barrick Energy	(159)	(151)
	$ 253	$ 139

D)	Deferred Income Tax Assets and Liabilities

	Increase (decrease) as at
Description	Jan.1, 2010	Dec.31, 2010
Deferred income tax assets[1]	$(348)	$158
Deferred income tax liabilities[1]	$(224)	$857

1.

Deferred tax asset and liability balances changed primarily due to the tax effects of the IFRS adjustments. In addition, for December 31, 2010, the IFRS deferred tax liability includes $523 million related to the finalization of the Cerro Casale purchase price allocation which is adjusted retroactively under IFRS. The US GAAP deferred tax amount did not include amounts related to the Cerro Casale purchase price allocation.

Sources of Deferred Income Tax Assets and Liabilities

At December 31, 2010	US GAAP	IFRS
Deferred tax assets
Tax loss carry forwards	$ 553	$ 337
Capital tax loss carry forwards	101	-
Alternative minimum tax (“AMT”) credits	318	318
PER	494	469
Property, plant and equipment	177	-
Post-retirement benefit obligations	14	25
Accrued interest payable	63	63
Other	53	-
	1,773	1,212
Valuation allowances	(425)	-
	1,348	1,212

Deferred tax liabilities
Property, plant and equipment	(1,725)	(2,177)
Derivative instruments	(168)	(160)
Inventory	(102)	(212)
Other	-	(9)
	$ (647)	$ (1,346)

Classification:
Non-current assets	$ 467	$ 625
Non-current liabilities	(1,114)	(1,971)
	$ (647)	$ (1,346)
E)	Other Assets

	Increase (decrease) as at
Description	Jan.1, 2010	Dec.31, 2010
Capitalized production phase stripping costs related to long-term inventory[1]	$ (87)	$ (66)
Debt issuance costs reclassified to debt[2]	(45)	(54)
Reversal of the RSU long-term asset	(68)	(70)
Investment in Yokohama reclassified	30	32
Other adjustments	(3)	1
	$ (173)	$ (157)

1.	Refer to note A.
2.	Refer to note F.

F)	Debt

	Increase (decrease) as at
Description	Jan.1, 2010	Dec.31, 2010
Bifurcation of senior convertible debt[1]	$ (143)	$-
Debt issue costs reclassified[2]	(45)	(54)
Previously amortized debt premium reversed from retained earnings[2]	31	-
	$ (157)	$ (54)

1.

Under IFRS, compound financial instruments are required to be split into a debt and an equity component. On transition to IFRS, our senior convertible debentures were bifurcated into debt and equity components. We calculated the liability component by discounting the cash flows associated with the liability at a market rate for a similar debt instrument (without the conversion option). The equity component was measured as the residual amount.

2.

IFRS requires debt issuance costs to be deducted from the carrying amount of the related financial liability. At January 1, 2010, this resulted in the reclassification of debt issuance costs from other assets to debt. This was partially offset by reversal of previously amortized debt premium from retained earnings.

BARRICK YEAR-END 2011	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

G)	Provisions

	Increase (decrease) as at
Description	Jan. 1, 2010	Dec. 31, 2010
PER adjustments[1,2,3]	$ 72	$ 80
Reclassification of employee benefits and stock based compensation from other liabilities[4]	269	302
Additional provision recognized under IFRS[5]	11	11
Reversal of the RSU long-term asset[6]	(68)	(70)
Other adjustments	2	6
	$ 286	$ 329

[1].

IFRS requires that provisions for PER be adjusted to fair value at each reporting period by applying the current foreign exchange and discount rates. The adjustments to PER are added (or deducted) from the cost of the related asset. At January 1, 2010, the effect of applying the current foreign exchange and discount rates was an increase in the PER balance. In subsequent quarters, the PER increased or decreased based on the movements in foreign exchange and discount rates.

2.

IFRS requires that constructive obligations be recognized as provisions if it is probable that the obligation will result in an outflow of economic resources. At January 1, 2010, we recognized certain constructive obligations that were previously expensed as incurred under US GAAP.

3.

IFRS requires that environmental obligations be measured using management’s best estimate of the expenditure required to settle the obligation. Under US GAAP, environmental obligations are recorded based on the cost of a third- party performing the work, irrespective of management’s intention to perform the work internally. At January 1, 2010, we eliminated contractor margins for those obligations where Barrick intends to perform the work.

4.	Under IFRS, we reclassified employee benefits and stock-based compensation from other liabilities to provisions.
5.

IFRS requires recognition of a contingent liability if it is probable that the obligation will result in an outflow of economic resources. At January 1, 2010, this resulted in the recognition of a contingent financial liability of $11 million relating to the additional 40% Cortez acquisition in 2008.

6.	Refer to note E.
H)	Opening Retained Earnings[1]

US GAAP, as reported Jan. 1, 2010	($2,382)
IFRS 1 Exemptions
Reset of actuarial gains and losses relating to pension plans[2]	(37)
Reset of cumulative translation account[2]	(141)
Adjustment due to deemed cost election for oil & gas properties[2]	(166)

IFRS Policy choices
Capitalized production phase stripping[3]	408
Capitalized E&E3	160
Highland Gold impairment reversal[4]	55
Elimination of interest capitalization on equity investees[4]	(125)
Increase in PERs and related asset[5]	(101)
Bifurcation of senior convertible debt[6]	(31)
Time value changes in fair value of options designated as hedging instrument[7]	(33)
Tax effect of adjustments, net	(119)
Other adjustments	(23)
IFRS, as reported Jan. 1, 2010	($2,535)

1.	Retained earnings changes for the quarters are due to the IFRS adjustments in the consolidated statement of income.
2.	Refer to note 3a of the Financial Statements.
3.	Refer to note C.
4.	Refer to note B.
5.	Refer to note G.
6.	Refer to note F.
7.

Under IFRS, Barrick is required to separate the intrinsic value and the time value of our purchased copper options and designate as the hedging instrument only the changes in the intrinsic value of the option. As a result, for hedge relationships where the critical terms of the purchased option match the hedged risk, the change in intrinsic value is deferred in equity while the change in time value is reclassified from AOCI to opening retained earnings. This change resulted in an amount recorded in retained earnings on transition and gains/losses attributable to time value changes in subsequent quarters were recognized on a separate line item ‘gains (losses) on non-hedge derivatives’ in the income statement.

I)	Accumulated Other Comprehensive Income

	Increase (decrease) as at
Description	Jan. 1, 2010	Dec. 31, 2010
Reset of actuarial gains and losses relating to pension plans[1]	$ 37	$ 37
Reset of cumulative translation account[1]	141	141
Time value changes in fair value of options designated as hedging instrument[2]	33	72
Accumulated hedge losses relating to capital expenditures reclassified[3]	36	36
Accumulated hedge gains reclassified[4]	(56)	(62)
Tax effect of adjustments	(14)	(20)
Other adjustments	-	(6)
	$ 177	$ 198

1.	Refer to note 3a of the Financial Statements.
2.	Refer to note H.
3.	Refer to note B.
4.	Refer to note C.

BARRICK YEAR-END 2011	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

J)	Non-Controlling Interests (NCI)

	Increase (decrease) as at
Description	Jan. 1, 2010	Dec. 31, 2010
Capitalized E&E attributable to NCI related to Pueblo Viejo[1]	$ 50	$ 50
Sale of 26.1% ownership of ABG[2]	-	25
Other adjustments	(12)	1
	$ 38	$ 76

1.	Refer to note C.
2.

On February 17, 2010, our Board of Directors approved a plan to create ABG and to offer about 26.1% of its equity (including the overallotment option) in an initial public offering on the London Stock Exchange. ABG holds Barrick’s previously held African gold mines and most of Barrick’s previously held exploration properties. The carrying amounts of the net assets are different under IFRS as compared to US GAAP, which resulted in an adjustment to Additional Paid In Capital (“APIC”), and a corresponding adjustment to the NCI. For more information on this transaction, refer to note 4 of the Financial Statements.

Consolidated Statements of Comprehensive Income

K)	Revenues

Increase (decrease) for the period
Description	Year ended December 31, 2010
Other metal sales reclassified from cost of sales[1]	$ 131
Gain on non-hedge derivatives[2]	(68)
Revenue recognition[3]	14
Others	-
$ 77

[1]	Recognition of incidental other metal sales previously recorded as a credit to costs of sales will be presented as part of revenues commencing January 1, 2010.
[2]

Under IFRS, all realized and unrealized non-hedge derivative gains or losses, hedge ineffectiveness and amounts not qualifying for hedge accounting are presented as a separate line on the consolidated income statement. Under US GAAP these amounts were presented in the respective income statement line item to which the gain or loss was most closely related.

[3]

Revenues increased on transition due to earlier recognition of revenue for our concentrate sales at Bulyanhulu mine. Under IFRS, revenue is recognized on transfer of risk and rewards as compared to recognition on transfer of title under US GAAP.

L)	Cost of Sales

Increase (decrease) for the period
Description	Year ended December 31, 2010
Capitalized production phase stripping[1]	($ 292)
Reclassification to income tax[2]	(101)
Depreciation expense[3]	63
Other metal sales[4]	131
Gain on non-hedge derivatives	21
Other adjustments	(10)
($ 188)

[1]	Cost of sales were lower primarily due to capitalized production phase stripping costs.
[2]

Under IFRS, royalties and mining taxes that are payable to government bodies and are calculated based on net profit are classified as income taxes. We reclassified the following to income tax expense: Nevada Net Proceeds Tax and Cowal royalty.

[3]

Depreciation expense increased under IFRS due to higher book values resulting from capitalization of production phase stripping costs and E&E costs, and the impact of the calculation of the asset related to the environmental rehabilitation provisions under IFRS 1 for opening balance sheet as at January 1, 2010.

[4]	Refer to note K.

M)	Exploration and Evaluation

Under IFRS, the criteria to determine costs that qualify for capitalization differs from US GAAP. We capitalized additional E&E costs at certain properties, mainly Cerro Casale, where management assessed under IFRS that it is probable that these expenditures will result in future economic benefits.

N)	Impairment Charges (Reversals)

Increase (decrease) for the period
Description	Year ended December 31, 2010
Highland Gold impairment reversal[1]	($ 84)
Other	4
($ 80)

1.	Refer to note B.

BARRICK YEAR-END 2011	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

O)	Gain (Loss) on Non-Hedge Derivatives

Increase (decrease) for the period
Description	Year ended December 31, 2010
Gains on non-hedge derivative positions[1]	$ 94
Unrealized gains due to hedge ineffectiveness	14
Time value changes in fair value of options designated as hedging instrument[1]	(39)
$ 69

[1]

Under IFRS, all realized and unrealized non-hedge derivative gains or losses, hedge ineffectiveness and amounts not qualifying for hedge accounting are presented as a separate line on the consolidated income statement. Under US GAAP these amounts were presented in the respective income statement line item to which the gain or loss was most closely related.

P)	Income Tax Expense

(Increase) decrease for the period
Description	Year ended December 31, 2010
Tax effect of changes in income	($ 98)
Reclassification from cost of sales[1]	(108)
Other adjustments	15
($ 191)

[1]	Refer to note L.

Impact of conversion to IFRS Total Cash Costs per ounce on gold and per pound on copper

For the year ended December 31, 2010

	Gold	Copper
(Per ounce/pound information in dollars)	2010	2010
Cash costs - US GAAP	457	1.11
Capitalized production phase stripping costs[1]	(36)	-
Cost of sales reclassified to income tax expense[2]	(13)	-
Other adjustments	1	(0.01)
Cash costs - IFRS	409	1.10

[1]	Refer to footnote L1.
[2]	Refer to footnote L2.

BARRICK YEAR-END 2011	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Our significant accounting policies are disclosed in note 2 of the Financial Statements.

Future Accounting Policy Changes

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. The policies applied in these financial statements are based on IFRS’s in effect as at February 15, 2012, the date the Board of Directors approved these consolidated financial statements for issue.

Financial Instruments

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and de-recognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the impact of early adoption.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 10 on our consolidated financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 12 on our consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable financial statement users to understand how the fair

BARRICK YEAR-END 2011	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

values were derived. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRIC 20 on our consolidated financial statements.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to ensure that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the

Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change. The changes related to our new Copper reporting segment described on page 16 will not significantly impact the design of internal control over financial reporting and disclosure. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

The management of Barrick, at the direction of our chief executive and financial officers, have evaluated the effectiveness of the design and operation of the internal controls over financial reporting and disclosure controls and procedures as of the end of the period covered by this report and have concluded that they were effective at a reasonable assurance level.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2011 will be included in Barrick’s 2011 Annual Report and its 2011 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Accounting Estimates

Life of mine (“LOM”) Estimates Used to Measure

Depreciation of Property, Plant and Equipment

We depreciate our assets over their useful life, or over the remaining life of the mine (if shorter). We use the

BARRICK YEAR-END 2011	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

units-of-production basis (“UOP”) to depreciate the mining interest component of PP&E whereby the denominator is the expected mineral production based on our LOM plans. LOM plans are prepared based on estimates of ounces of gold/pounds of copper in proven and probable reserves and a portion of resources at the mine where there is a high probability of economic extraction. At the end of each fiscal year, as part of our business cycle, we update our LOM plans and prepare estimates of proven and probable gold and copper mineral reserves as well as measured, indicated and inferred mineral resources for each mineral property. We prospectively revise calculations of depreciation based on these updated LOM plans. The table below illustrates the impact of historic changes in LOM estimates on depreciation for each of our operating segments.

Impact of Historic Changes in LOM Estimates on Depreciation

For the years ended	2011		2010
($ millions, except LOM in millions of contained oz/pounds)	LOM increase (decrease)[1]	Depreciation increase (decrease)	LOM increase (decrease)[1]	Depreciation increase (decrease)
Gold
North America	7.1	$ (64)	5.7	$ (30)
Australia Pacific	1.7	(39)	1.5	(11)
African Barrick Gold	(0.1)	5	(0.8)	5
South America	1.3	(13)	0.8	(6)
Total Gold	10.0	$ (111)	7.2	$ (42)
Total Copper[2]	734	$ (8)	308	$2

[1]

Each year we update our LOM estimates as at the end of the year as part of our normal business cycle. We then use those updated LOM estimates to calculate depreciation expense in the following fiscal year on assets which use the units-of-production method of depreciation. LOM changes presented were calculated as at the end of 2010 and 2009 and are in millions of contained ounces/pounds.

[2]	The copper segment includes the reserve amounts of Zaldívar. Results of Lumwana are not included in the copper segment as it was acquired in the second quarter of 2011.

Provisions for Environmental Rehabilitations (“PERs”)

We have an obligation to reclaim our mining properties after the minerals have been mined from the site, and have estimated the costs necessary to comply with existing reclamation standards. We recognize the fair value of a liability for a PER such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. PER can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. We record a PER in our financial statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in a PER is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in depreciation expense. At closed mines, any adjustment to a PER is recognized as an expense in the consolidated statement of income.

PERs are measured at the expected value of the future cash flows, discounted to their present value using a current, US dollar real risk-free pre-tax discount rate. The expected future cash flows exclude the effect of inflation. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for the effect of a change in the discount rate and foreign exchange rate when applicable, and the change in estimate is added or deducted from the related asset and depreciated prospectively over the asset’s useful life.

BARRICK YEAR-END 2011	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties, could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks; however, for some risks, coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a PER is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of PERs. Expected cash flows relating to PERs could occur over periods of up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a PER, the fair value of PERs can materially change over time.

The amount of PERs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of PERs and future earnings in a period of change.

During year ended December 31, 2011, our PER balance increased by $538 million primarily due to a change in the discount rate used to calculate PER. The offset was recorded as an increase in PP&E for our operations and other expense at our closed sites.

PERs

(in $ millions) As at December 31	2011	2010
Operating mines	$1,608	$1,230
Closed mines	373	302
Development projects	97	42
Other	81	47
Total	$2,159	$1,621

Accounting for impairment of non-current assets

Goodwill was tested for impairment in the fourth quarter. The recoverable amount of each operating segment has been determined using a FVLCS approach. For the year ended December 31, 2011, we did not record any impairment to goodwill (2010: nil).

FVLCS for each gold operating segment was determined by considering the net present value (“NPV”) of the future cash flows expected to be generated by the segment. Net future cash flows were derived from the most recent life of mine (“LOM”) plans, with mine lives ranging from 2 to 35 years, aggregated to the segment level. We have used an estimated long-term gold price of $1,600 per ounce (2010: $1,250 per ounce) to estimate future revenues. The net future cash flows were discounted using a segment real weighted average cost for a gold business of 5% (2010: 5%). Gold companies consistently trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, whereby the NAV represents the multiple applied to the NPV to arrive at the trading price. As a result, we applied a NAV multiple to the NPV of each gold operating segment based on the observable NAV multiples of comparable companies as at the test date. In 2011, the average NAV multiple was about 1.2 (2010: 1.4).

For our copper segment, the FVLCS was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans, with mine lives ranging from 11 to 31 years, aggregated to the segment level. We utilized a long-term risk-adjusted copper price of $3.44 per pound to estimate future revenues. The risk adjustment to the average long-term copper price was approximately 4.5%. The expected net future cash flow was additionally discounted using rates from 4.5% to 5.5% to reflect the time value of money and a residual risk factor for cash flow uncertainties not related to metal price. This results in an effective weighted average cost of capital for the copper segment of approximately 7%.

BARRICK YEAR-END 2011	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

For our oil and gas segment, the FVLCS was determined based on the NPV of future cash flows expected to be generated from our oil and gas properties, aggregated to the segment level. We have estimated future oil prices using the forward curve provided by an independent reserve evaluation firm, with prices starting at $97 per barrel (WTI) (2010: $88 per barrel). The net future cash flows were discounted using a real weighted average cost of capital for long life oil and gas assets of 8.5% (2010: 8.5%).

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The recoverable amount is calculated using the same FVLCS approach as described above for goodwill. However, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. For the year ended December 31, 2011, we recorded impairment charges of $138 million for non-current assets. The impairment included a $49 million charge at our Barrick Energy segment, primarily due to recovery issues at one of our properties. Impairment charges also included an $83 million write-down of certain power related assets at our Pueblo Viejo project as a result of a decision to proceed with an alternative long-term power solution.

Expected future cash flows used to determine the FVLCS used in the impairment testing of goodwill and non-current assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs and capital expenditures reflected in our LOM plans; as well as economic factors beyond management’s control, such as gold, copper and oil prices; discount rates; and observable NAV multiples. Should management’s estimate of the future not reflect actual events, further impairments may be identified.

For purposes of testing for impairment of non-current assets of our gold, copper and oil and gas segments, a reasonably possible change in the key assumptions used to estimate the FVLCS could result in an impairment charge at one or more of our CGUs. The carrying value of the net assets of CGUs that are most sensitive to changes in the key assumptions are:

As at December 31, 2011	Carrying Value
Lumwana	$ 3,538
Jabal Sayid	1,160
Buzwagi	634
Barrick Energy CGUs	231
Pierina	$ 51

Deferred Tax Assets and Liabilities

Measurement of Temporary Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Recognition of Deferred Tax Assets

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning activities. Levels of future taxable income are affected by, among other things, market gold prices, and production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is probable (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, we do not recognize it in our financial statements. Changes in recognition of deferred tax assets are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and the amount of recognition of deferred tax assets, has been rising market gold prices. A decline in market gold prices could lead to derecognition of deferred tax assets and a corresponding increase in income tax expense.

In 2010, we recognized $129 million of previously nonrecognized deferred tax assets primarily because sources of income became available that enabled tax losses and US Alternative Minimum Tax (“AMT”) credits to be realized.

Deferred Tax Assets Not Recognized

	2011	2010

Australia	$ 122	$ 104
Canada	76	52
Argentina	35	61
Barbados	73	73
Tanzania	31	63
Other	23	39
	$ 360	$ 392

BARRICK YEAR-END 2011	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

Chile, Argentina, Tanzania and Other: the unrecognized deferred tax assets relate to the full amount of tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may recognize some or all of the deferred tax assets.

Canada: most of the unrecognized deferred tax assets relate to tax pools which can only be utilized by income from specific sources.

Australia: most of the unrecognized deferred tax assets relate to capital losses that can only be utilized if capital gains are realized.

BARRICK YEAR-END 2011	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES27

Adjusted Net Earnings (Adjusted Net Earnings per Share) and Return on Equity

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Elimination of gold sales contracts;
•	Significant tax adjustments not related to current period earnings;
•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Foreign currency translation gains/losses;
•	Non-recurring restructuring costs;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Change in the measurement of the PER as a result of changes in the discount rates for closed sites.

Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net earnings allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net earnings in this measure include items that are recurring, management believes that adjusted net earnings is a useful measure of the Company’s performance because non-recurring tax adjustments; impairment charges, gains/losses and other one-time costs relating to asset acquisitions/dispositions and business combinations; and non-recurring restructuring charges do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results.

Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented.

Starting in Q4 2011, we have also begun adjusting for changes in PER discount rates relating to our closed sites as they are not related to our day to day operations and not indicative of underlying results.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivatives. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

We also present return on equity as a measure which is calculated by dividing adjusted net earnings by average shareholders’ equity. Management believes this to be a useful indicator of the Company’s performance.

Adjusted net earnings and return on equity are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

[27]	The amounts presented in the non-GAAP financial performance measure tables include the results of discontinued operations.

BARRICK YEAR-END 2011	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Adjusted Net Earnings and Return on Equity1

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	IFRS		US GAAP
	2011	2010	2009	2011	2010
Net earnings/(losses) attributable to equity holders of the Company	$ 4,484	$ 3,582	$ (4,274)	$ 959	$ 961
Elimination of gold sales contracts	-	-	5,901	-	-
Significant tax adjustments not related to current period earnings	122	(4)	59	86	74
Impairment charges (reversals) related to intangibles, property, plant and equipment, and investments	165	(65)	259	153	(17)
Acquisition/disposition adjustments[2]	(165)	(62)	(85)	(6)	(20)
Foreign currency translation (gains)/losses	(5)	32	(95)	21	(5)
Restructuring costs	2	43	15	-	3
Acquisition related costs[3]	97	-	-	(18)	-
Changes in PER discount rate for closed sites	32	-	-	32	-
Unrealized (gains)/losses on non-hedge derivative instruments	(66)	(9)	30	(61)	22
Adjusted net earnings	$ 4,666	$ 3,517	$ 1,810	$ 1,166	$ 1,018
Net earnings/(losses) per share[4]	$ 4.49	$ 3.63	$ (4.73)	$0.96	$0.97
Adjusted net earnings per share[4]	$ 4.67	$ 3.56	$ 2.00	$ 1.17	$ 1.02
Average Shareholders’ Equity	$21,418	$17,352	$15,170	$22,869	$18,805
Return on equity[5]	22%	20%	12%	20%	22%

[1]	Amounts presented in this table are post-tax.
[2]

For the three month period ended December 31, 2011, includes gains on sale of assets. For the year ended December 31, 2011 includes gain on sale assets of $188 million, partially offset by a $23 million charge for the recognition of a liability for contingent consideration related to the acquisition of the additional 40% interest in Cortez property.

[3]

Represents expensed transaction costs, fair value inventory purchase adjustments and realized foreign exchange losses relating to our economic hedge of the purchase price related to the Equinox acquisition.

[4]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[5]	Calculated as annualized adjusted net earnings divided by average shareholders’ equity.

Adjusted Operating Cash Flow, Adjusted Operating Cash Flow before Working Capital Changes and Free Cash Flow

Adjusted operating cash flow is a non-GAAP financial measure which excludes the effect of elimination of gold sales contracts, the impact of one-time costs and working capital adjustments relating to business combinations.

Management uses adjusted operating cash flow as a measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow. The elimination of gold sales contracts and one-time costs and working capital adjustments relating to business combinations are activities that are not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow-generating capability.

We also present adjusted operating cash flow before working capital changes as a measure which excludes working capital changes from adjusted operating cash flow. Management uses operating cash flow before working capital changes as a measure internally to evaluate the Company’s ability to generate cash flows from its mining operations, before the impact of working capital movements.

Free cash flow is a measure which excludes capital expenditures from adjusted operating cash flow. Management believes this to be a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash.

Adjusted operating cash flow, adjusted operating cash flow before working capital changes and free cash flow are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measure to the most directly comparable IFRS measures.

BARRICK YEAR-END 2011	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Adjusted Operating Cash Flow

($ millions)	For the years ended December 31			For the three months ended December 31
	IFRS		US GAAP
	2011	2010	2009	2011	2010
Operating cash flow	$ 5,315	$ 4,585	$ (2,322)	$ 1,224	$ 866
Elimination of gold sales contracts	-	656	5,221	-	656
Acquisition costs expensed and related working capital movements	204	-	-	-	-
Withholding tax payment	161	-	-	75	-
Adjusted operating cash flow	$ 5,680	$ 5,241	$ 2,899	$ 1,299	$ 1,522
Changes in working capital	139	1	(412)	106	522
Adjusted operating cash flow before working capital changes	$ 5,819	$ 5,242	$ 2,487	$ 1,405	$ 2,044

Adjusted operating cash flow	$ 5,680	$ 5,241	$ 2,899	$ 1,299	$ 1,522
Capital expenditures - Barrick’s share	(4,598)	(3,371)	(2,066)	(1,231)	(1,195)
Free cash flow	$ 1,082	$ 1,870	$ 833	$ 68	$ 327

Total Cash Costs per ounce and Net Cash Costs per ounce

Total cash costs per ounce/pound and net cash costs per ounce are non-GAAP financial measures. Both measures include all costs absorbed into inventory, as well as royalties, and by-product credits, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and depreciation and accretion. These measures also include the gross margin generated by our Barrick Energy business unit, which was acquired to mitigate our exposure to oil prices as a credit against gold production costs. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold. These measures are calculated on a consistent basis for the periods presented.

We have also adjusted our gold total cash costs to remove the impact of ore purchase agreements that have economic characteristics similar to a toll milling arrangement. The cost of producing these ounces is not indicative of our normal production costs. Hence, we have removed such costs from total cash costs.

We calculate total cash costs and net cash costs based on our equity interest in production from our mines. We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production attributable to the non-controlling interest. Consequently, our production and total cash costs and net cash costs statistics only reflect our equity share of production.

Net cash costs measures the gross margin from all non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from non-gold sales. We believe that including a measure of net cash costs per ounce on this basis provides investors and analysts with information with which to compare our performance to other gold producers, and to better assess the overall performance of our business. In addition, this measure provides information to enable investors and analysts to understand the importance of non-gold revenues to our cost structure.

Total cash cost and net cash cost statistics are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK YEAR-END 2011	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Cost of Sales to Total Cash Costs per ounce/pound

	Gold			Copper			Oil and Gas			Total
	IFRS		US GAAP	IFRS		US GAAP	IFRS		US GAAP	IFRS		US GAAP
For the years ended December 31	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Cost of sales	$ 5,177	$ 4,618	$ 4,281	$ 983	$ 430	$ 437	$ 156	$ 114	$ 69	$ 6,316	$ 5,162	$ 4,787
Less: Depreciation	1,152	1,077	874	170	88	76	97	47	30	1,419	1,212	980
	$ 4,025	$ 3,541	$ 3,407	$ 813	$ 342	$ 361	$ 59	$ 67	$ 39	$ 4,897	$ 3,950	$ 3,807

($ millions, except per ounce/pound information in dollars)	Gold			Copper
	IFRS		US GAAP	IFRS		US GAAP
For the years ended December 31	2011	2010	2009	2011	2010	2009
Cost of sales	$ 4,025	$ 3,541	$ 3,407	$ 813	$ 342	$ 361
Cost of sales applicable to discontinued operations	-	10	24	-	91	83
Cost of sales applicable to non-controlling interests[1]	(171)	(97)	(12)	-	-	-
Cost of sales applicable to ore purchase arrangement	(126)	(104)	(29)	-	-	-
Other metal sales	(137)	(120)	-	(3)	(6)	-
Inventory purchase accounting adjustments	-	-	-	(34)	-	-
Realized non-hedge gains/losses on fuel hedges	(5)	3	7	-	-	-
Impact of Barrick Energy	(118)	(56)	(20)	-	-	-
Total cash costs	$ 3,468	$ 3,177	$ 3,377	$ 776	$ 427	$ 444
Ounces/pounds sold - consolidated basis (000s ounces/millions pounds)	7,758	7,902	7,307	444	391	380
Ounces/pounds sold- non-controlling interest (000s ounces)[1]	(208)	(160)	(28)	-	-	-
Ounces/pounds sold - equity basis (000s ounces/millions pounds)	7,550	7,742	7,279	444	391	380
Total cash costs per ounce/per pound[2]	$ 460	$ 409	$ 464	$ 1.75	$ 1.10	$ 1.17

[1]	Relates to interest in ABG held by outside shareholders.
[2]	Total cash costs per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK YEAR-END 2011	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Cash Costs per ounce

($ millions, except per ounce/pound data in dollars)	For the years ended December 31			For the three months ended December 31

	IFRS		US GAAP
	2011	2010	2009	2011	2010
Ounces gold sold – equity basis (000s)	7,550	7,742	7,279	1,865	1,831
Total cash costs per ounce – equity basis	$460	$ 409	$ 464	$ 505	$ 440
Revenues from copper sales	$1,714	$ 1,056	$ 943	$ 504	$ 323
Revenues from copper sales of discontinued operations	-	244	212	-	74
Unrealized non-hedge gold/copper derivative (gains) losses	-	-	49	-	-
Unrealized mark-to-market provisional price adjustments	-	-	(4)	-	-
Inventory purchase accounting adjustments	34	-	-	(29)	-
Realized non-hedge gold/copper derivative (losses) gains	(21)	30	-	(5)	11
Net revenues from copper excluding realized non-hedge gains/losses from copper contracts	$1,727	$ 1,330	$ 1,200	$ 470	$ 408
Copper cost of sales per consolidated statement of income	813	342	361	239	88
Copper cost of sales from discontinued operations	-	91	83	-	23
Copper credits	914	897	756	231	297
Copper credits per ounce[1]	121	116	104	123	162
Net cash costs per ounce	$339	$ 293	$ 360	$ 382	$ 278

[1]	Copper credits per ounce for three month period and year ended December 31, 2011 and December 31, 2010 may not calculate based on amounts presented in this table due to rounding.

EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently.

The following table provides a reconciliation of EBITDA to net earnings.

BARRICK YEAR-END 2011	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to EBITDA

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	IFRS		US GAAP
	2011	2010	2009	2011	2010
Net earnings	$ 4,484	$ 3,582	$ (4,274)	$ 959	$ 961
Income tax expense	2,287	1,561	648	589	509
Finance costs	199	180	57	51	27
Finance income	(13)	(14)	(10)	(3)	(3)
Depreciation	1,419	1,212	1,016	402	276
EBITDA	$ 8,376	$ 6,521	$ (2,563)	$ 1,998	$ 1,770
Reported as:
Gold
North America	$ 3,585	$ 2,317	$ 1,259	$ 804	$ 627
South America	2,102	1,996	1,245	657	466
Australia Pacific	1,648	1,096	597	450	331
African Barrick Gold	538	429	236	120	141
Copper	817	697	646	183	230
Capital Projects	(155)	(15)	(106)	(103)	(7)
Barrick Energy	49	47	9	(22)	16
Other	(208)	(46)	(6,449)	(91)	(34)
EBITDA	$ 8,376	$ 6,521	$ (2,563)	$ 1,998	$ 1,770

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;
•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
•	Sales attributable to ore purchase arrangement; and
•	Export duties.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

BARRICK YEAR-END 2011	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Sales to Realized Price per ounce/per pound1

($ millions, except per ounce/pound information in dollars)	Gold			Copper
	IFRS		US GAAP	IFRS		US GAAP
For the years ended December 31	2011	2010	2009	2011	2010	2009
Sales	$ 12,263	$ 9,687	$ 7,135	$ 1,714	$ 1,056	$ 943
Sales attributable to discontinued operations	-	43	56	-	244	212
Sales applicable to non-controlling interests	(329)	(206)	(27)	-	-	-
Sales attributable to ore purchase agreement	(137)	(111)	(26)	-	-	-
Unrealized non-hedge gold/copper derivates (gains) losses	-	-	-	-	-	49
Unrealized mark- to-market provisional price adjustment	-	(1)	-	-	-	(4)
Realized non-hedge gold/copper derivative (losses) gains	43	26	-	(21)	30	-
Export duties	73	68	30	-	-	-
Revenues - as adjusted	$ 11,913	$ 9,506	$ 7,168	$ 1,693	$ 1,330	$ 1,200
Ounces/pounds sold (000s ounces/millions pounds)	7,550	7,742	7,279	444	391	380
Realized gold/copper price per ounce/pound[1]	$ 1,578	$ 1,228	$ 985	$ 3.82	$ 3.41	$ 3.16

[1]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Net Cash Margin

Management uses a non-GAAP financial measure, net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by management to analyze profitability trends and to assess the cash-generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. We believe that it illustrates the performance of our business on a consolidated basis and enables investors to better understand our performance in comparison to other gold producers who present results on a similar basis and is an important indicator of expected performance in future periods.

Net cash margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate cash margin differently. The following table derives this non-GAAP measure from previously defined non-GAAP measures of realized gold price per ounce, total cash costs per ounce, and copper credit per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.

BARRICK YEAR-END 2011	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of net cash margin per ounce

(Per ounce data in dollars)	For the years ended December 31						For the three months ended December 31
	Gold			Copper			Gold		Copper
	IFRS		US GAAP	IFRS		US GAAP
	2011	2010	2009	2011	2010	2009	2011	2010	2011	2010
Realized gold/copper price per ounce/pound	$ 1,578	$ 1,228	$ 985	$ 3.82	$ 3.41	$ 3.16	$ 1,664	$ 1,368	$ 3.69	$ 3.99
Total cash costs per ounce/per pound	460	409	464	1.75	1.10	1.17	505	440	1.99	1.08
Total cash margin per ounce/per pound	$ 1,118	$ 819	$ 521	$ 2.07	$ 2.31	$ 1.99	$ 1,159	$ 928	$ 1.70	$ 2.91
Copper credit per ounce[1]	121	116	104				123	162
Net cash margin per ounce	$ 1,239	$ 935	$ 625				$ 1,282	$ 1,090

[1]	Copper credit per ounce is calculated as the margin from copper sales divided by gold ounces sold. Refer to the calculation in the net cash costs reconciliation on page 74.

Adjusted Debt and Net Debt

Management uses non-GAAP financial measures “adjusted debt” and “net debt” since they are more indicative of how we manage our debt levels internally than the IFRS measure. We believe these measures provide a meaningful measure for investors and analysts to evaluate our overall debt capacity, liquidity and capital structure. Adjusted debt and net debt are intended to provide additional information, do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

We have adjusted our long-term debt to exclude fair value and other adjustments and our partner’s share of project financing to arrive at adjusted debt. We have excluded the impact of fair value and other adjustments in order to reflect the actual settlement obligation in relation to the debt instrument. We have excluded our partners’ shares of project financing, where Barrick has provided a guarantee only for its proportionate share of the debt. We then deduct our cash and equivalents (net of our partner’s share of cash held at Pueblo Viejo) to arrive at net debt.

Adjusted Debt and Net Debt Summary

(in $ millions)
As at December 31	2011	2010
Debt per financial statements	$ 13,369	$ 6,638
Fair value and other adjustments[1]	65	67
Pueblo Viejo financing - partner’s share[2]	(376)	(313)
Adjusted debt	$ 13,058	$ 6,392
Cash and equivalents	(2,745)	(3,968)
Cash and equivalents - partner’s share at Pueblo Viejo[2]	7	3
Net debt	$ 10,320	$ 2,427

[1]	Other adjustment primarily related to issue costs which have been netted against the debts.
[2]

We consolidate 100% of Pueblo Viejo in our financial statements; however we have guaranteed only our 60% share of the $940 million financing received to this point. Therefore, we have removed our partner’s share of both the financing and cash and equivalents to ensure comparability.

BARRICK YEAR-END 2011	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

GLOSSARY OF TECHNICAL TERMS

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 161 to 166 – Summary Gold/ Copper Mineral Reserves and Mineral Resources.

MINERAL RESOURCE: See pages 161 to 166 – Summary Gold/Copper Mineral Reserves and Mineral Resources.

MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

MINING RATE: Tons of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non–metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re–vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold or pound of copper.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

BARRICK YEAR-END 2011	80	MANAGEMENT’S DISCUSSION AND ANALYSIS